UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2015

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No  ☒

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EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2014 and 2013

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

INDEPENDENT AUDITOR’S REPORT

Santiago, February 26, 2015

To Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated financial statements of Embotelladora Andina S.A. and its subsidiaries (the Group), which comprise the consolidated statements of financial position as of December 31, 2014, and the consolidated statements income, comprehensive income, consolidated statement of changes in equity and consolidated statements of cash flows for the year then ended and the related notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with instructions and standards of preparation and presentation information issued by the Superintendence of Securities and Insurance as described in Note 2 to the consolidated financial statements. This responsibility includes the design, implementation and maintenance of relevant internal control to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Consequently, we do not express such an opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2014, and the results of its operations and cash flows for the year then ended in accordance with instructions and standards of preparation and presentation information issued by the Superintendence of Securities and Insurance as described in Note 2.

Accounting Basis

As described in Note 2 to the consolidated financial statements, the Superintendency of Securities and Insurance dated October 17, 2014 issued the Circular Letter No. 856 instructing the auditees, record in equity the differences on assets and liabilities from deferred taxes arising as a direct effect of the increase in the income tax rate introduced by Law 20,780. This fact has caused a change in the framework of preparation and presentation of the financial information applied to date, which corresponded to the International Financial Reporting Standards. As of December 31, 2014 and for the year ended on that date, the effects of changing the accounting framework are described in Note 2. Our opinion is not modified with respect in this matter.

Other matters

Previously, we have performed an audit of the consolidated financial statements of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2013, in accordance with chilean generally accepted auditing standards, and on our report dated February 26, 2014, we expressed an opinion without qualification over these consolidated financial statements.

Sergio Tubio L.	PRICEWATERHOUSE COOPERS
ID:21.175.581-4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

ASSETS	NOTE	12.31.2014	12.31.2013
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	5	79,514,434	79,976,126
Other financial assets	6	106,577,042	36,471,637
Other non-financial assets	7.1	7,787,181	9,695,804
Trade and other accounts receivable, net	8	198,110,424	195,434,075
Accounts receivable from related parties	12.1	5,994,453	8,028,987
Inventories	9	149,727,618	125,853,991
Current tax assets	10.2	6,025,049	3,989,697
Total current assets excluding assets held for sale		553,736,201	459,450,317
Assets held for sale		—	1,133,769
Total Current Assets		553,736,201	460,584,086

Non-Current Assets:
Other financial assets	6	51,026,773	7,922,287
Other non-financial assets	7.2	33,056,780	28,796,153
Trade and other receivables	8	7,097,809	7,631,253
Accounts receivable from related parties	12.1	24,752	18,765
Investments accounted for under the equity method	14.1	66,050,213	68,673,399
Intangible assets other than goodwill	15.1	728,181,279	700,606,492
Goodwill	15.2	116,924,199	115,779,067
Property, plant and equipment	11.1	713,075,285	692,949,808
Total Non-Current Assets		1,715,437,090	1,622,377,224
Total Assets		2,269,173,291	2,082,961,310

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

LIABILITIES AND EQUITY	NOTE	12.31.2014	12.31.2013
		ThCh$	ThCh$
LIABILITIES

Current Liabilities:
Other financial liabilities	16	83,402,440	106,877,255
Trade and other accounts payable	17	228,179,112	210,446,298
Accounts payable to related parties	12.2	55,966,789	43,425,287
Provisions	18	365,832	269,906
Income taxes payable	10.2	2,931,206	3,679,057
Other non-financial liabilities	19	39,367,048	37,446,336
Total Current Liabilities		410,212,427	402,144,139

Non-Current Liabilities:
Other financial liabilities	16	726,616,440	605,362,059
Trade and other payables		1,216,434	1,262,043
Provisions	18	77,446,513	77,542,388
Deferred income tax liabilities	10.4	126,126,147	105,537,484
Post-employment benefit liabilities	13.3	8,125,107	8,758,111
Other non-financial liabilities	19	432,490	922,498
Total Non-Current Liabilities		939,963,131	799,384,583

Equity:	20
Issued capital		270,737,574	270,737,574
Retained earnings		247,817,939	243,192,801
Other reserves		378,738,982	346,738,667
Equity attributable to equity holders of the parent		897,294,495	860,669,042
Non-controlling interests		21,703,238	20,763,546
Total Equity		918,997,733	881,432,588
Total Liabilities and Equity		2,269,173,291	2,082,961,310

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function for the years ended at December 31, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

		01.01.2014	01.01.2013
	NOTE	12.31.2014	12.31.2013
		ThCh$	ThCh$
Net sales		1,797,199,877	1,521,681,335
Cost of sales	24	(1,081,243,408)	(914,817,748)
Gross Profit		715,956,469	606,863,587
Other income	25	6,743,691	6,434,020
Distribution expenses	24	(187,042,843)	(163,022,685)
Administrative expenses	24	(342,140,932)	(272,556,438)
Other expenses	26	(18,591,271)	(30,462,097)
Other (loss) gains	28	(4,392,105)	740,373
Financial income	27	8,655,623	4,973,312
Financial expenses	27	(65,081,431)	(28,944,023)
Share of profit of investments accounted for using the equity method	14.3	1,629,316	783,418
Foreign exchange differences		(2,675,027)	(7,694,834)
Loss from differences in indexed financial assets and liabilities		(15,234,616)	(3,881,145)
Net income before income taxes		97,826,874	113,233,488
Income tax expense	10.3	(22,019,436)	(22,966,264)
Net income		75,807,438	90,267,224

Net income attributable to:
Equity holders of the parent		75,490,235	88,982,678
Non-controlling interests		317,203	1,284,546
Net income		75,807,438	90,267,224

Earnings per Share, basic and diluted		Ch$	Ch$
Earnings per Series A Share	20.5	75.95	89.53
Earnings per Series B Share	20.5	83.55	98.48

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended at December 31, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

	01.01.2014	01.01.2013
	12.31.2014	12.31.2013
	ThCh$	ThCh$
Net income	75,807,438	90,267,224
Other Comprehensive Income:
Components of other comprehensive income that are not re-measured to net income for the period, before taxes Actuarial losses from defined benefit plans	(140,749)	(1,411,030)
Components of other comprehensive income that will be re-measured to net income for the period, before taxes
Gains (losses) from exchange rate translation differences	28,309,535	(18,877,527)
Gains from cash flow hedges	5,909,129	2,961,146
Income tax related to components of other comprehensive income that are not re-measured to net income for the period Income tax benefit related to defined benefit plans	31,580	282,206
Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax, related to exchange rate translation differences	663,705	1,096,509
Income tax related to cash flow hedges	(2,041,658)	(703,002)
Total comprehensive income	108,538,980	73,615,526
Total comprehensive income attributable to:
Equity holders of the parent	107,490,550	72,139,832
Non-controlling interests	1,048,430	1,475,694
Total comprehensive income	108,538,980	73,615,526

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

for the years ended December 31, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2014	270,737,574	—	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	75,490,235	75,490,235	317,203	75,807,438
Other comprehensive income	—	—	28,242,013	3,867,471	(109,169)	—	32,000,315	—	32,000,315	731,227	32,731,542
Comprehensive income	—	—	28,242,013	3,867,471	(109,169)	—	32,000,315	75,490,235	107,490,550	1,048,430	108,538,980
Dividends	—	—	—	—	—	—	—	(47,249,946)	(47,249,946)	49,457	(47,200,489)
Other decrease (Note 10)	—	—	—	—	—	—	—	(23,615,151)	(23,615,151)	(158,195)	(23,773,346)
Total changes in equity	—	—	28,242,013	3,867,471	(109,169)	—	32,000,315	4,625,138	36,625,453	939,692	37,565,145
Ending balance at 12.31.2014	270,737,574	—	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2013	270,759,299	(21,725)	(63,555,545)	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	88,982,678	88,982,678	1,284,546	90,267,224
Other comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	—	(16,842,846)	191,148	(16,651,698)
Comprehensive income	—	—	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	88,982,678	72,139,832	1,475,694	73,615,526
Dividends	—	—	—	—	—	—	—	(85,634,539)	(85,634,539)	(153,320)	(85,787,859)
Decrease of Capital	(21,725)	21,725	—	—	—	—	—	—	—	—	—
Total changes in equity	(21,725)	21,725	(17,972,166)	2,258,144	(1,128,824)	—	(16,842,846)	3,348,139	(13,494,707)	1,322,374	(12,172,333)
Ending balance at 12.31.2013	270,737,574	—	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2014 and 2013

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

		01.01.2014	01.01.2013
Cash flows provided by Operating Activities	NOTE	12.31.2014	12.31.2013
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		2,367,485,129	1,954,744,395
Receipts from premiums, claims, annuities and other policy benefits		—	77,300
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,579,575,529)	(1,349,009,473)
Payments to employees		(191,529,823)	(153,571,748)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(295,650,855)	(222,218,717)
Dividends received		1,590,675	2,085,031
Interest payments		(62,079,744)	(23,319,351)
Interest received		5,332,755	3,295,309
Income tax payments		(23,778,366)	(33,410,166)
Other cash movements (tax on bank debits Argentina and others)		(6,279,811)	(6,587,855)
Net cash flows generated from Operating Activities		215,514,431	172,084,725

Cash flows used in Investing Activities

Cash flows from the sale of equity investees (sale of investment in Leao Alimentos e Bebidas Ltd.)		4,616,752	3,704,831
Cash flows used to obtain control of subsidiaries or other businesses (Purchase Compañía de Bebidas Ipiranga)		—	(261,244,818)
Proceeds from sale of property, plant and equipment		2,273,241	6,861,329
Purchase of property, plant and equipment		(114,216,855)	(183,697,386)
Proceeds from other long term assets (term deposits over 90 days)		122,292,893	19,423,100
Purchase of other long term assets (term deposits over 90 days)		(186,014,285)	(52,076,837)
Payments on forward, term, option and financial exchange agreements		(702,959)	(873,453)
Receipts from forward, term, option and financial exchange agreements		4,975,477	11,216,678
Other cash movements (cash opening balance Companhia de Bebidas Ipiranga at 10-01-2013 and others)		—	9,137,035
Net cash flows used in Investing Activities		(166,775,736)	(447,549,521)

Cash Flows generated from (used in) Financing Activities

Proceeds from long-term loans obtained		1,700,007	—
Proceeds from short-term loans obtained		106,645,178	246,038,498
Loan payments		(157,578,117)	(266,229,556)
Payments of finance lease liabilities		(6,903,487)	(1,959,307)
Dividend payments by the reporting entity		(52,268,909)	(73,041,053)
Other inflows of cash (Placement and payment of public obligations)		61,485,087	398,297,274
Net cash flows generated by (used in) Financing Activities		(46,920,241)	303,105,856
Net increase in cash and cash equivalents before exchange differences		1,818,454	27,641,060
Effects of exchange differences on cash and cash equivalents		(2,280,146)	(3,187,189)
Net increase (decrease) in cash and cash equivalents		(461,692)	24,453,871
Cash and cash equivalents — beginning of year	5	79,976,126	55,522,255
Cash and cash equivalents - end of year	5	79,514,434	79,976,126

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.2

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. The licenses for the territories in Chile expire in 2018; in Argentina expire in 2017 and 2018; in Brazil expire in 2017; and the Paraguayan franchise expired in December 2014, and an extension has been granted until February 2015 within the normal renewal process, after which the long-term agreement should be signed or a new extension shall be granted until the long-term agreement is signed. All these licenses are issued at The Coca-Cola Company´s discretion. The Company currently expects that these licenses will be renewed with similar terms and conditions upon expiration.

As of December 31, 2014, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                               Periods covered

These consolidated financial statements encompass the following periods:

Consolidated statements of financial position: For the years ended at December 31, 2014 and 2013.

Consolidated statements of income by function and comprehensive income: For the periods from January 1 to December 31, 2014 and 2013.

Consolidated statements of cash flows: For the periods from January 1 to December 31, 2014 and 2013, using the “direct method”.

Consolidated statements of changes in equity:  For the periods between January 1 and December 31, 2014 and 2013 .

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2                     Basis of preparation

The Company’s Consolidated Financial Statements for the years ended December 31, 2014 and 2013 were prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”), which take precedence over the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”). The rules and instructions issued by the SVS do not differ from IFRS, except as set forth in the Circular Letter N ° 856, issued by the SVS on October 17, 2014.

Circular Letter N° 856 issued by the SVS on October 17, 2014, established that the differences in assets and liabilities due to deferred taxes resulting from the first category tax rate increase introduced by Law N° 20.780 and tax reform issued on September 26, 2014, and that as of December 31, 2014 the Company increased net liabilities in ThCh$23,773,346, must be accounted for during the corresponding period against equity and not against income as indicated by IAS 12.  Consequently, Net Income, after applying the Rules and Instructions of the SVS, amounting to ThCh$75,807,438 for the period between January 1 and December 31, would have resulted in a ThCh$52,034,092 gain should IFRS had been applied.

The criteria used and the effects from rate changes resulting from the Chilean tax reform, are discussed in notes numbers 2.16 and 10 “Income tax and deferred taxes”.

In the annual financial statements as of December 31, 2014, to be used in the preparation of form 20-F to be submitted to the Securities & Exchange Commission, in addition to the financial statements issued for purposes of compliance with the rules and instructions issued by the Chilean Superintendence of Securities and Insurance, the Company will issue financial statements in which the adjustment resulting from the application of the new Chilean tax rates to differences in assets and liabilities from deferred taxes will be accounted for under income in order to fully comply with the International Financial Reporting Standards.

The consolidated financial statements are presented under the historical cost criteria, although modified by the revaluation of certain financial instruments, derivative instruments and investment properties.

Those Spanish language consolidated financial statements prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) consisted of consolidated statements of financial position as of December 31, 2014 and 2013 along with consolidated income statements by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows (and related disclosures), each for the two periods then ended.  Those Spanish language consolidated financial statements prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) were then subsequently approved by the Board of Directors during their meeting held on February 26, 2015.

The accompanying English language consolidated financial statements are consistent with the previously issued Spanish language consolidated financial statements.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English, as explained above.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) and IFRS.

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of December 31, 2014 and 2013 and results of operations and cash flows for the years ended December 31, 2014 and 2013. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred to the former owners of the acquire or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. All acquisition related costs are expensed in the period incurred.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		12-31-2014			12-31-2013
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99

Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99

96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99

96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99

Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98

96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.99	—	99.99

76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99

Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99

96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27

96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99

Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83

76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99

78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

78.775.460-0	Sociedad de Transportes Trans-Heca Limitada	—	99.99	99.99	—	99.99	99.99

78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99

76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50

93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2  Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement, and its share of post acquisition movements in other comprehensive income is recognized in OCI with corresponding adjustment to the carrying amount of the investment.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
12.31.2014	606.75	228.43	70.96	24,627.10	0.1311	738.05
12.31.2013	524.61	223.94	80.45	23,309.56	0.1144	724.30

2.5.3                             Translate of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$ Brazilian Real
Embotelladora del Atlántico S.A.	A$ Argentine Peso
Andina Empaques Argentina S.A.	A$ Argentine Peso
Paraguay Refrescos S.A.	G$ Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6                                       Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Rango de años
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Software licenses, furniture and supplies	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items that are available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs..

2.7                                     Intangible assets and Goodwill

2.7.1                             Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Goodwill is recognized separately and tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units; from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3                             Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                                       Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                                       Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At each reporting date the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the year in which they incur.

2.9.2                             Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment.

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in administrative expenses in the consolidated income statement.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income during the year in which it occurs.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, property, plant and equipment, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                      Derivative financial instruments designated as cash flow hedges

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                      Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of December 31, 2014 and 2013 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:             Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:             Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:         Inputs for the assets or liabilities that are not based on observable market data information.

During the year ended December 31, 2014, there were no transfers of items between fair value measurement categories; all of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14                                Other financial liabilities

Bank borrowings are initially recognized at fair value, net of transaction costs. These liabilities are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.  For the years ended December 31, 2014 and 2013, no borrowing costs have been capitalized.

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

In the case of the recently approved tax reform in Chile by Law 20,780 dated September 26, 2014 and according to circular letter N° 856 dated October 17, 2014 issued by the Chilean Superintendence of Securities and Insurance, the effects resulting from changes in deferred taxes arising from changes in rates were accounted for under equity accounts.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future, the amount of deferred tax not recognized in this connection amounted to ThCh$62,662,666 at December 31, 2014 (ThCh$47,560,506 at December 31, 2013).

2.17                                Employee benefits

The Company provides for post-retirement compensation to its retirees according to their years of service and the individual and collective contracts in place. This provision is recognized in the balance sheet at the present value of the defined benefit obligation using the projected unit credit method based on discounted estimated future cash outflows using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and with terms approximating the terms of the related pension obligation.

Actuarial variables updated income are recorded under other comprehensive income, beginning 2013, according to amendments established by IAS 19.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19                                 Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges.

The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20                                Deposits for returnable containers

This liability comprises of cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on  the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue presents amounts receivable for goods supplied net of value-added tax, returns, rebates, and discounts and net of sales between companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                                Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the Company´s consolidated financial statements, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.24                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful lives (such as distribution rights) have suffered any loss of impairment. The recoverable amounts of cash generating units are determined based on value-in-use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2 Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows which do not come from these, but from other assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3 Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors.

2.24.4 Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and  computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s  estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off  to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, amendments and interpretations are mandatory for the first time for financial years beginning on January 1, 2014:

Standards and interpretations	Mandatory for the years beginning from

IFRIC 21 “Levies” - Indicates the accounting treatment for a liability to pay a levy if that liability is within the scope of IAS 37. It proposes to recognize that liability when the source of the liability occurs and payment cannot be avoided. The source of the liability will be the one established by the corresponding legislation and it may occur on a certain date or gradually over time. Early adoption is permitted.

01/01/2014

Amendments	Mandatory for the years beginning from
IAS 32 “Financial Instruments: Presentation” - Amends the requirements for compensating financial assets and liabilities in the Statement of Financial Position. Early adoption is permitted.	01/01/2014

IAS 27 “Separate Financial Statements” and IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of information about interest in other entities” - The amendments include the definition of an entity’s investment and incorporate an exception to consolidate certain subsidiaries belonging to investment entities. The amendment also incorporates new information disclosure requirements relating to investment entities in IFRS 12 and IAS 27.

01/01/2014

IAS 36 “Impairment of Assets” - Amends disclosure of information regarding recovery of non-financial assets aligning them with IFRS 13 requirements.	01/01/2014

IAS 39 “Financial Instruments: Recognition and Measurement” - Sets certain conditions for the novation of derivatives and continuation of hedge accounting; preventing novations resulting from laws and regulations affecting the financial statements.

01/01/2014

IAS 19 “Employee Benefits” - This amendment applies to contributions to defined benefit plans from employees or third parties. The amendment target is to simplify accounting of contributions that are independent of the number of years of service of employees, for example, contributions for employees calculated according to a fixed percentage of the salary.

01/01/2014

Improvements to International Financial Reporting Standards (2012) Issued in December 2013.

IFRS 2 “Share-based Payment” - Amends the definition of ‘Vesting Condition’ and ‘Market Condition”. “Performance Condition’ and ‘Service Condition’ are defined separately. This amendment should be applied for future periods to share-based payment transactions for which the date of grant is July 1, 2014 or later.

07/01/2014

IFRS 3 “Business Combinations” - The standard is amended to clarify that the obligation to pay contingent consideration which complies with the definition of financial instrument is classified as financial liability or as equity, based on IAS 32 definitions, and that all non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date with changes in fair value recognized in results. Consequently, changes are also introduced to IFRS 9, IAS 37 and IAS 39. The amendment applies for future periods to business combinations whose acquisition date is July 1, 2014 or later. Early adoption is permitted provided amendments to IFRS 9 and IAS 37 also issued as part of the 2012 plan are also early adopted.

07/01/2014

IFRS 8 “Operating Segments” -  The standard is amended to include the disclosure requirement of management judgement in the aggregation of operating segments. The standard was additionally amended to require a reconciliation between the segment’s assets with the entity’s assets, when assets are reported by segment.

07/01/2014

IFRS 13 “Fair Value Measurement” - The IASB has amended the basis of the conclusions of IFRS 13 to clarify that the ability to measure short term accounts receivable and accounts payable in nominal amounts is not removed if there is no significant effect of not updating

07/01/2014

IAS 16 - “Property, plant and equipment”, and IAS 38 “Intangible assets” - Both standards are amended regarding treatment of gross value in accounting books and accumulated depreciation when the entity uses the revaluation model.

07/01/2014

IAS 24 - Disclosure information on related parties” - The standard is amended to include as a related company, an entity that provides key directing personnel to the reporting company or to the parent company of the reporting company (“the managing company”).

07/01/2014

Improvements to International Financial Reporting Standards (2013) Issued in December 2013.

IFRS 3 “Business Combinations” - The standard is amended to clarify that IFRS 3 is not applicable to accounting of a joint venture under IFRS 11. The amendment also clarifies that the exemption scope is only applied to the financial statements of the joint agreement in itself.

07/01/2014

IFRS 13 “Fair Value Measurement” - Clarifies that the portfolio exemption under IFRS 13, which allows an entity to measure fair value of a group of financial assets and liabilities over its net value, is applicable to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply amendments for future periods from the beginning of the yearly period in which IFRS 13 is applied.

07/01/2014

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

b)             The new standards, interpretations and amendments issued, which are not in force for the 2014 period, for which no early adoption has been adopted are as follow:

Standards and interpretations	Mandatory for the years beginning

IFRS 9 “Financial Instruments” - Amends classification and measurement of financial assets. Establishes two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. This standard was subsequently amended to include treatment and classification of financial liabilities. The main change is that if the fair value of financial liabilities is adopted, the change in fair value attributable to changes in the entity’s own credit risk is recognized in other comprehensive income instead of income, unless this generates an accounting asymmetry. Early adoption is permitted.

01/01/2018

IFRS 15 “Revenues from Contracts with Customers” - Establishes the principles to be applied by an entity in presenting useful information for users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Its application replaces IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue — Barter Transactions Involving Advertising Services. Early adoption is permitted.

01/01/2017

Amendments and improvements	Mandatory for the years beginning from

IFRS 9 “Financial instruments” - The amendments include a substantial review on hedge accounting to enable entities to better reflect their risk management activities in the financial statements. Likewise, this amendment enables entities to early adopt the requirement to recognize the changes in fair value attributable to changes in the entity’s own credit risk (for financial liabilities designated under the fair value option), in other comprehensive income. Said amendment can be applied without having to adopt the remainder of IFRS 9. The amendment is mandatory for periods beginning on July 1, 2014. An entity must apply the amendments in future reporting periods from the beginning of the first yearly period in which IFRS 13 is applied.

01/01/2018

IFRS 11”Joint Arrangements” - This amendment incorporates guidance to the standard regarding how to account for the acquisition of an interest in a joint operation which constitutes a business, thus specifying the appropriate treatment for said acquisition.

01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”- The amendment clarifies that the use of asset amortization methods based on revenue is not appropriate, given that the revenue generated by the activity that includes use of assets generally reflects other factors different from the use of economic benefits embedded in the asset. Likewise, it clarifies that revenues in general are an inappropriate base to measure consumption of economic benefits embedded in the intangible asset.

01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Agriculture”- The amendment modifies financial information regarding “bearer plants” such as vines, rubber and palm oil trees. The amendment defines the concept of a “bearer plant” and establishes that it should be accounted for as property, plant and equipment, because its operation is similar to that of a production facility. As a result, it is brought into the scope of IAS 16 rather than IAS 41. Products grown in bearer plants will remain within scope of IAS 41. Early application is permitted.

01/01/2016

IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” The amendment clarifies that when an asset (or disposal group) is reclassified from “held for sale” to “maintained for distribution”, or vice versa, this does not constitute an amendment to a sale or distribution plan, and does not have to be accounted for as such. This means that the asset (or disposal group) need not be reinstalled in the financial statements as if it had never been classified as “held for sale” or “maintained for distribution”, simply because the provision conditions have changed. The amendment also corrects an omission in the standard explaining that guidance on changes to a sales plan should be applied to an asset (or disposal group) that is no longer maintained for distribution, but that is not reclassified as “held for sale”

01/01/2016

IFRS 7 “Financial Instruments: Disclosures” There are two amendments to IFRS 7. (1) Service Agreements: if an entity transfers a financial asset to a third party under conditions that allow the grantor to write off the asset, IFRS 7 requires disclosure of any type of continued implication that the entity may still have in the transferred assets. IFRS 7 provides guidance regarding continued implication in this context. The amendment is prospective with the option to retroactive application. This also affects IFRS 1 to give the same option to those who apply IFRS for the first time. (2) Interim Financial Statements: The amendment clarifies the additional disclosure required by IFRS 7 amendments, “Offsetting financial assets and financial liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retroactive.

01/01/2016

IFRS 19 “Employee Benefits” - The amendment clarifies that in order to determine the liabilities’ discount rate for post-employment benefits it should be denominated in the same currency as the benefits to be paid and not the currency from the country where it has been generated. The evaluation of the existence of a broad market for high quality corporate bonds is based on corporate bonds denominated in that currency, not on corporate bonds from a specific country. Likewise, where a broad market for high quality corporate bonds in that currency does not exist, government bonds should be used in the corresponding currency. The amendment is retroactive but limited to the beginning of the first period presented.

01/01/2016

IAS 34 “Interim Financial Reporting” The amendment clarifies the meaning of “elsewhere in the interim report”. The new amendment to IAS 34 requires a cross-reference of the interim financial statements as to the location of said information. The amendment is retroactive.

01/01/2016

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

NOTE 3 — BUSINESS COMBINATIONS

a)        Merger with Embotelladoras Coca-Cola Polar S.A.:

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in Chile, servicing territories in the II, III, IV, XI and XII regions; in Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the province of Buenos Aires; and in Paraguay servicing the whole country.  The merger was made in order to reinforce the Company’s leading position among other Coca-Cola bottlers in South America.

Prior to the finalization of the merger and the approval of the shareholders at the Shareholders´Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed from 2011 results. Dividends distributed by the Company and Polar amounted to Ch$ 28,155,862,307 and Ch$ 29,565,609,857, respectively, which represented Ch$ 35.27 per each Series A share and Ch$ 38.80 per each Series B share. The physical exchange of shares took place on October 16, 2012, when the former shareholders of Polar obtained a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the Company took actual control over day-to-day operations of Polar as of October 1, 2012, when it began to consolidate Polar’s operating results. As a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interests in Vital Jugos S.A., Vital Aguas S.A., and Envases Central S.A., in addition to its existing ownership interests in those entities.  The Company’s current ownership enables it to exercise control over these entities, and thus, consolidate them into its consolidated financial statements from October 1, 2012.

As part of the business combination, the Company obtained controls over Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. because of the combination of its news shares and existing shares in these entities. Under IFRS 3, because the business combination of Vital Jugos S.A., and Vital Aguas S.A., and Envases Central S.A., was achieved in stages, carrying value of the Company´s previously held equity interest in these entities was re-measured to fair value at the acquisition date. The Company has not recognized any gain or loss in its 2012 income statement due to the fact that carrying values of these investments were not significantly different from their fair values.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$ 461,568,641 based on a share price of Ch$ 2,220 per Series A share and Ch$ 2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions. Transaction related costs of ThCh$ 193,825 in 2013 and ThCh$ 4,517,661 in 2012 were expensed as incurred, and recorded as a component of other expenses in the consolidated income statement.

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to ThCh$4,760,888	11,063,598
Trade accounts receivable	31,980,882
Inventories	23,491,532
Property, plant and equipment	153,012,024
Other non current assets	6,651,326
Deferred income tax assets	8,570,596
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total assets	694,163,878
Indebtedness	(99,924,279)
Suppliers	(41,840,383)
Deferred income tax liabilities	(81,672,940)
Other liabilities	(25,617,704)
Total liabilities	(249,055,306)
Net assets acquired	445,108,572
Goodwill	16,460,068
Total consideration excluding non-controlling interests (purchase price)	461,568,640

The Company determined the fair value of its distribution rights, and property, plant and equipment using discounted cash flow models, replacement costs for similar assets, and market based appraisals.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the Company´s operating segments in Chile (ThCh$ 8,503,023), Argentina (ThCh$ 1,041,633), and Paraguay (ThCh$ 6,915,412). Goodwill is not expected to be tax deductible for income tax purposes.

b)        Acquisition of Companhia de Bebidas Ipiranga:

On June 18, 2013 the Board of Directors of Embotelladora Andina S.A., unanimously approved the acquisition of the Brazilian company Companhia de Bebidas Ipiranga. The aforementioned company is dedicated to the marketing and distribution of Coca-Cola products in parts of the territories of São Paulo and Minas Gerais, serving approximately 23,000 customers. Such approval was reflected in a purchase and sale agreement signed on July 10, 2013.

After the transaction was approved by Coca-Cola and the Administrative Council of Economic Defense of Brazil, on October 11, 2013 the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda., completed the acquisition of 100% of the shares of Companhia de Bebidas Ipiranga. The acquisition price was ThR$1,155,446 (equivalent to ThCh$ 261,244,818) and was paid in cash by Rio de Janeiro Refrescos Ltda. using proceeds from intercompany loans and a capital contribution from the parent.

Transaction costs of ThCh$ 578,864 were charged to results at the time they were incurred, and were recorded as other expenses within the Company’s consolidated income statement.

Estimated fair value of the net assets acquired of Companhia de Bebidas Ipiranga is as follows:

ThCh$
Total current assets acquired, including cash in the amount of ThCh$8,963,612	14,117,173
Trade accounts receivable	11,462,843
Inventories	6,930,932
Property, plant and equipment	68,575,023
Deferred tax assets	85,404,849
Other non-current assets	6,702,764
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	228,359,641
Total assets	421,553,225
Indebtedness	(30,392,168)
Suppliers	(12,471,093)
Contingencies (refer to note 22.1)	(70,902,559)
Deferred taxes	(91,830,873)
Other liabilities	(9,966,908)
Total liabilities	(215,563,601)
Net asset acquired	205,989,624
Goodwill	55,255,194
Total value transferred (purchase price)	261,244,818

The fair value of distribution rights and property, plant and equipment, was calculated by the Company, using valuation models such as discounted cash flows. Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through synergies related to available production capacity.  Goodwill has been assigned to the Company’s Brazil operating segment in the amount of ThCh$55,255,194.  Goodwill is expected to be tax deductible for income tax purposes.

During the fiscal year 2014, and using the guidelines of IFRS 3 “Business Combinations” that allows to adjust the values assigned to the purchase by knowledge of new information which was not available at the first date of recognition, we have decreased the allowance value from contingencies of the Brazilian company Compañía de Bebidas Ipiranga, given litigation that already existed at the date of purchase in an amount of ThCh$ 442,977, the net tax value of ThCh$ 292,365 was assigned to goodwill from the purchase.

The condensed income statement of Companhia de Bebidas Ipiranga for the period October 11, 2013 to Deceber 31, 2013 is as follows:

Million$
Net sales	49,336
Income before taxes	4,764
Net income	5,366

Embotelladora Andina S.A.’s proforma condensed income statement at December 31, 2013, as if the acquisition would have occurred on January 1, 2013 is as follows:

(Unaudited) Million$
Net sales	1,640,705
Income before taxes	111,320
Net income	86,423

NOTE 4 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

Net expenses related to corporate management, have been assigned to the Chilean operating segment.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended December 31, 2014	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	363,123,062	391,798,772	490,931,489	106,579,478	(190,520)	1,352,242,281
Other beverages	128,948,478	61,533,214	224,796,810	22,916,498	—	438,195,000
Packaging	—	7,670,802	—	—	(908,206)	6,762,596
Net sales	492,071,540	461,002,788	715,728,299	129,495,976	(1,098,726)	1,797,199,877
Cost of sales	(296,893,869)	(265,287,659)	(440,654,978)	(79,505,628)	1,098,726	(1,081,243,408)
Distribution expenses	(50,807,225)	(74,059,744)	(55,131,215)	(7,044,659)	—	(187,042,843)
Administrative expenses	(101,676,504)	(87,897,233)	(130,689,621)	(21,877,574)	—	(342,140,932)
Finance income	3,453,892	240,844	4,680,739	280,148	—	8,655,623
Finance expense	(16,939,606)	(8,416,222)	(39,454,670)	(270,933)	—	(65,081,431)
Interest expense, net	(13,485,714)	(8,175,378)	(34,773,931)	9,215	—	(56,425,808)
Share of the entity in income of associates accounted for using the equity method, total	225,908	—	1,403,408	—	—	1,629,316
Income tax expense	(4,880,678)	(5,904,815)	(8,959,990)	(2,273,953)	—	(22,019,436)
Other income (loss)	(21,101,524)	(5,814,509)	(6,900,864)	(332,431)	—	(34,149,328)
Net income of the segment reported	3,451,934	13,863,450	40,021,108	18,470,946	—	75,807,438

Depreciation and amortization	38,707,146	18,372,306	32,702,078	13,185,395	—	102,966,925

Current assets	252,116,763	100,705,367	165,690,695	35,223,376	—	553,736,201
Non current assets	640,425,454	126,044,044	664,110,834	284,856,758	—	1,715,437,090
Segment assets, total	892,542,217	226,749,411	829,801,529	320,080,134	—	2,269,173,291

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,684,657	—	48,365,556	—	—	66,050,213
Capital expenditures and other	45,109,547	25,724,227	30,280,491	13,102,590	—	114,216,855

Current liabilities	86,641,700	125,942,946	172,228,688	25,399,093	—	410,212,427
Non-current liabilities	527,235,725	15,151,169	379,280,707	18,295,530	—	939,963,131
Segment liabilities, total	613,877,425	141,094,115	551,509,395	43,694,623	—	1,350,175,558

Cash flows provided by in Operating Activities	84,409,260	31,798,589	76,107,895	23,198,687	—	215,514,431
Cash flows used in Investing Activities	(100,090,488)	(25,297,402)	(25,663,739)	(15,724,107)	—	(166,775,736)
Cash flows provided by (used in) Financing Activities	(2,382,266)	(11,603,894)	(31,087,316)	(1,846,765)	—	(46,920,241)

For the period ended December 31, 2013	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	357,175,049	389,768,200	359,500,578	94,313,713	(1,137,508)	1,199,620,032
Other beverages	120,742,893	45,345,896	132,360,694	17,939,818	—	316,389,301
Packaging	—	6,115,002	—	—	(443,000)	5,672,002
Net sales	477,917,942	441,229,098	491,861,272	112,253,531	(1,580,508)	1,521,681,335
Cost of sales	(283,987,524)	(250,550,829)	(308,359,706)	(73,500,197)	1,580,508	(914,817,748)
Distribution expenses	(46,133,420)	(70,901,210)	(39,999,942)	(5,988,113)	—	(163,022,685)
Administrative expenses	(94,360,894)	(80,644,714)	(80,841,396)	(16,709,434)	—	(272,556,438)
Finance income	1,751,973	48,638	3,035,143	137,558	—	4,973,312
Finance expense	(16,619,213)	(5,407,881)	(6,524,560)	(392,369)	—	(28,944,023)
Interest expense, net	(14,867,240)	(5,359,243)	(3,489,417)	(254,811)	—	(23,970,711)
Share of the entity in income of associates accounted for using the equity method, total	724,629	—	58,789	—	—	783,418
Income tax expense	(15,339,760)	(7,743,806)	1,853,334	(1,736,032)	—	(22,966,264)
Other income (loss)	(13,023,761)	(8,434,348)	(12,573,197)	(832,377)	—	(34,863,683)
Net income of the segment reported	10,929,972	17,594,948	48,509,737	13,232,567	—	90,267,224

Depreciation and amortization	35,967,369	17,282,433	19,611,566	10,475,516	—	83,336,884

Current assets	205,826,948	89,031,091	141,763,935	23,962,112	—	460,584,086
Non current assets	632,472,652	129,560,418	609,181,470	251,162,684	—	1,622,377,224
Segment assets, total	838,299,600	218,591,509	750,945,405	275,124,796	—	2,082,961,310
Carrying amount in associates and joint ventures accounted for using the equity method, total	17,881,972	—	50,791,427	—	—	68,673,399
Capital expenditures and other	57,545,219	52,271,592	317,965,173	17,160,220	—	444,942,204
Current liabilities	151,808,516	117,167,718	108,646,120	24,521,785	—	402,144,139
Non-current liabilities	382,039,567	16,215,376	383,329,737	17,799,903	—	799,384,583
Segment liabilities, total	533,848,083	133,383,094	491,975,857	42,321,688	—	1,201,528,722

Cash flows provided by in Operating Activities	78,994,275	35,501,051	37,067,316	20,522,083	—	172,084,725
Cash flows used in Investing Activities	(76,510,197)	(51,754,052)	(302,125,052)	(17,160,220)	—	(447,549,521)
Cash flows provided by (used in) Financing Activities	282,137,848	19,569,666	7,924,748	(6,526,406)	—	303,105,856

NOTE 5 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2014 and 2013:

Description By item	12.31.2014	12.31.2013
	ThCh$	ThCh$
Cash	595,442	505,545
Bank balances	13,931,375	23,317,938
Time deposits	13,159,563	16,233,044
Mutual funds	51,828,054	39,919,599
Total cash and cash equivalents	79,514,434	79,976,126

By currency	ThCh$	ThCh$
Dollar	5,747,745	10,021,933
Euro	15	522
Argentine Peso	1,317,489	7,947,636
Chilean Peso	17,708,037	30,452,472
Paraguayan Guaraní	9,385,359	3,970,265
Brazilian Real	45,355,789	27,583,298
Total cash and cash equivalents	79,514,434	79,976,126

5.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at December 31, 2014 and 2013:

Placement	Institution	Currency	Principal	Annual rate	12.31.2014
			ThCh$	%	ThCh$
11-28-2014	Banco de Chile	Chilean pesos	3,800,000	3.60	3,810,980
11-28-2014	Banco Santander	Chilean pesos	1,300,000	3.72	2,508,525
12-31-2014	Banco Regional S.A.E.C.A.	Paraguayan guaranies	4,218,542	4.00	4,218,542
12-19-2014	Banco Citibank NA	Paraguayan guaranies	1,310,758	4.75	1,310,758
12-19-2014	Banco Itaú Paraguay S.A.	Paraguayan guaranies	1,310,758	4.50	1,310,758
Total					13,159,563

Placement	Institution	Currency	Principal	Annual rate	12.31.2013
			ThCh$	%	ThCh$
12-18-2013	Banco Chile	Chilean pesos	4,340,000	4.56	4,347,147
12-18-2013	Banco Santander	Chilean pesos	4,340,000	4.92	4,347,705
12-11-2013	Banco Chile	Chilean pesos	3,000,000	4.68	3,007,800
12-18-2013	Banco HSBC	Chilean pesos	2,579,000	4.56	2,583,247
12-31-2013	Banco Regional S.A.E.C.A.	Paraguayan guaranies	1,929,567	3.50	1,929,567
12-18-2013	Banco Votorantim	Brazilian real	16,702	8.82	17,578
Total					16,233,044

5.2                                        Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	12.31.2014	12.31.2013
	ThCh$	ThCh$
Mutual fund Soberano Banco Itaú — Brazil	41,354,014	20,414,604
Mutual fund Corporativo Banchile - Chile	7,006,132	9,720,215
Western Assets Institutional Cash Reserves - USA	3,313,647	6,427,025
Mutual fund Wells Fargo - USA	154,261	133,378
Mutual fund Banco Galicia - Argentina	—	3,224,247
UBS	—	130
Total mutual funds	51,828,054	39,919,599

NOTE 6 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2014 and 2013, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current year 2014

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2014
				ThCh$	%	ThCh$
08-14-2014	02-13-2015	Banco Santander - Chile	Unidad de fomento	4,500,000	1.65%	4,632,134
08-14-2014	02-13-2015	Banco de Chile - Chile	Unidad de fomento	4,500,000	1.25%	4,625,025
08-14-2014	02-13-2015	Banco Estado - Chile	Unidad de fomento	4,500,000	1.15%	4,623,248
08-19-2014	02-13-2015	Banco Santander - Chile	Unidad de fomento	5,480,000	1.45%	5,633,637
08-29-2014	08-31-2015	Banco Itaú - Chile	Unidad de fomento	6,000,000	0.60%	6,143,820
08-29-2014	08-31-2015	Banco Santander - Chile	Unidad de fomento	6,000,000	0.70%	6,145,932
09-26-2014	05-13-2015	Banco Santander - Chile	Unidad de fomento	8,950,000	0.15%	9,127,301
09-26-2014	09-30-2015	Banco HSBC - Chile	Unidad de fomento	8,950,000	0.54%	9,136,789
10-07-2014	09-24-2015	Banco de Chile - Chile	Unidad de fomento	4,650,000	0.35%	4,738,930
11-06-2014	08-13-2015	Banco de Chile - Chile	Unidad de fomento	4,000,000	1.60%	4,053,000
11-06-2014	11-12-2015	Banco Santander - Chile	Unidad de fomento	4,000,000	1.58%	4,052,877
11-06-2014	08-13-2015	Banco Itaú - Chile	Unidad de fomento	4,000,000	1.47%	4,052,197
12-10-2014	08-13-2015	Banco Santander - Chile	Unidad de fomento	6,580,000	3.28%	6,592,590
12-10-2014	05-13-2015	Banco Itaú - Chile	Unidad de fomento	3,290,000	3.87%	3,297,427
12-12-2014	08-13-2015	Banco Itaú - Chile	Unidad de fomento	400,000	3.50%	400,739
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de fomento	4,100,000	3.86%	4,105,275
12-19-2014	08-26-2015	Banco Santander - Chile	Unidad de fomento	3,500,000	3.59%	3,504,188
12-26-2014	10-27-2015	Banco Santander - Chile	Unidad de fomento	2,000,000	2.75%	2,000,764
12-29-2014	10-27-2015	Banco Santander - Chile	Unidad de fomento	4,750,000	2.81%	4,750,742
12-30-2014	10-27-2015	Banco de Chile - Chile	Unidad de fomento	3,500,000	2.55%	3,500,248
11-28-2014	03-02-2015	Banco Citibank NA - Paraguay	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-28-2014	03-02-2015	Banco BBVA Paraguay S.A.	Paraguayan guaraníes	1,310,758	4.75%	1,310,758
11-03-2014	01-02-2015	Banco Galicia - Argentina	Argentine pesos (1)	366,130	20.75%	366,130
11-05-2014	01-05-2015	Banco HSBC - Argentina	Argentine pesos (1)	148,668	20.00%	148,668
11-07-2014	01-06-2015	Banco Galicia - Argentina	Argentine pesos (1)	365,348	20.75%	365,348
11-17-2014	01-16-2015	Banco Industrial - Argentina	Argentine pesos (1)	291,128	22.00%	291,128
12-17-2014	02-18-2015	Banco Industrial - Argentina	Argentine pesos (1)	152,652	21.00%	152,652
11-21-2014	01-20-2015	Banco Galicia - Argentina	Argentine pesos (1)	304,783	20.75%	304,783
12-09-2014	02-09-2015	Banco Santander Río - Argentina	Argentine pesos (1)	349,255	20.90%	349,255
12-16-2014	02-18-2015	Banco Industrial - Argentina	Argentine pesos (1)	370,189	21.00%	370,189
12-19-2014	02-18-2015	Banco Santander Río - Argentina	Argentine pesos (1)	383,087	20.90%	383,087
12-22-2014	02-18-2015	Banco ICB - Argentina	Argentine pesos (1)	160,501	20.00%	160,501
12-29-2014	02-27-2015	Banco Santander Río - Argentina	Argentine pesos (1)	211,092	20.90%	211,092
Subtotal						100,841,212

(1)         Corresponds to time deposits entered into in order to guaranty derivative operations in Argentina

12.31.2014
ThCh$
Mutual funds
Banco Crédito e Inversiones - Chile	23,514
Western Assets Institutional Cash Reserves - USA	1,107,579
1,131,093
Bonds
Bonds Provincia Buenos Aires - Argentina	3,584

Guarantee Funds
Guarantee funds for derivative operations Rofex-Argentina (1)	1,729,820

Derivative futures contracts
Derivative futures contracts (see note Note 21)	2,871,333

Total other current financial assets	106,577,042

(1)         Corresponds to funds that should remain restricted according to the partial results from derivative operations in Argentina.

b)             Non current 2014

12.31.2014
ThCh$
Time Deposits
Banco Votorantim	19,533
19,533

Derivative futures contracts
Derivative futures contracts (see note Note 21)	51,007,240
Total other non-current financial assets	51,026,773

c)              Current 2013

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	12.31.2013
				ThCh$	%	ThCh$
09-13-2013	02-13-2014	Banco HSBC - Chile	Chilean pesos	1,650,000	5.40	1,676,978
09-30-2013	03-26-2014	Banco Santander - Chile	Chilean pesos	1,600,000	5.52	1,622,571
10-10-2013	02-13-2014	Banco Santander - Chile	Chilean pesos	1,000,000	5.52	1,012,573
10-10-2013	03-26-2014	Banco HSBC - Chile	Chilean pesos	2,380,000	5.16	2,407,973
11-20-2013	04-22-2014	Banco HSBC - Chile	Chilean pesos	3,630,000	4.56	3,648,852
11-20-2013	04-22-2014	Banco BBVA - Chile	Chilean pesos	3,630,000	4.44	3,648,356
11-20-2013	22-04-2014	Banco Itaú - Chile	Chilean pesos	3,630,000	4.50	3,648,604
12-11-2013	05-29-2014	Banco HSBC - Chile	Chilean pesos	3,000,000	4.92	3,008,200
12-18-2013	04-22-2014	Banco de Chile- Chile	Chilean pesos	6,200,000	4.80	6,210,747
12-18-2013	04-22-2014	Banco Santander - Chile	Chilean pesos	6,200,000	4.92	6,211,014
10-15-2013	04-14-2014	Banco Bradesco	Brazilian real	25,662	10.01	26,129
Subtotal						33,121,997

12.31.2013
ThCh$
Bonds
Bonds Provincia Buenos Aires - Argentina	7,468

Derivative futures contracts
Derivative futures contracts (see note Note 21)	3,342,172
Total other non-current financial assets	36,471,637

d)             Non-current 2013

12.31.2013
ThCh$
Derivative futures contracts
Derivative futures contracts (see note Note 21)	7,922,287
Total other non-current financial assets	7,922,287

NOTE 7 —  CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 7.1   Other current non-financial assets

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Prepaid expenses	6,178,285	4,959,328
Fiscal credits	1,466,228	4,386,106
Prepaid insurance	53,402	112,460
Prepaid insurance (Argentine)	9,924	11,252
Other current assets	79,342	226,658
Total	7,787,181	9,695,804

Note 7.2   Other non-current, non-financial assets

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Judicial deposits (1)	22,717,093	21,357,404
Prepaid expenses	5,624,838	4,067,531
Fiscal credits	4,409,561	2,816,784
Others	305,288	554,434
Total	33,056,780	28,796,153

(1)       See note 22.2

NOTE 8 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	12.31.2014			12.31.2013
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	164,026,718	(7,028,207)	156,998,511	153,734,921	(2,628,832)	151,106,089
Other current debtors	30,963,659	—	30,963,659	34,433,688	—	34,433,688
Current commercial debtors	194,990,377	(7,028,207)	187,962,170	188,168,609	(2,628,832)	185,539,777
Prepayments suppliers	6,017,624	—	6,017,624	4,926,329	—	4,926,329
Other current accounts receivable	4,189,001	(58,371)	4,130,630	5,018,016	(50,047)	4,967,969
Commercial debtors and other current accounts receivable	205,197,002	(7,086,578)	198,110,424	198,112,954	(2,678,879)	195,434,075

Non-current accounts receivable
Trade debtors	100,105	—	100,105	92,283	—	92,283
Other non-current debtors	6,997,704	—	6,997,704	7,538,970	—	7,538,970
Non-current accounts receivable	7,097,809	—	7,097,809	7,631,253	—	7,631,253
Trade and other receivable	212,294,811	(7,086,578)	205,208,233	205,744,207	(2,678,879)	203,065,328

Aging of debtor portfolio	Number of clients	12.31.2014	Number of clients	12.31.2013
		ThCh$		ThCh$
Up to date non-securitized portfolio	25,834	59,916,856	38,701	44,992,572
1 and 30 days	63,235	92,184,412	68,206	100,449,837
31 and 60 days	583	1,309,832	1,256	3,387,111
61 and 90 days	396	420,965	392	585,664
91 and 120 days	334	481,396	353	365,714
121 and 150 days	210	353,768	287	235,232
151 and 180 days	197	207,522	253	412,096
181 and 210 days	306	568,956	219	1,284,030
211 and 250 days	199	548,469	300	450,165
More than 250 days	1,248	8,134,647	1,134	1,664,783
Total	92,542	164,126,823	111,101	153,827,204

		12.31.2014		12.31.2013
		ThCh$		ThCh$
Current comercial debtors		164,026,718		153,734,921
Non-current comercial debtors		100,105		92,283
Total		164,126,823		153,827,204

The movement in the allowance for doubtful accounts between January 1 and December 31, 2014 and 2013, are presented below:

	12.31.2014	12.31.2013
	ThCh$	ThCh$
Opening balance	2,678,879	1,486,749
Bad debt expense	4,459,276	2,519,653
Reverse applied against the provision	(35,827)	(1,278,400)
Change due to foreign exchange differences	(15,750)	(49,123)
Movement	4,407,699	1,192,130
Ending balance	7,086,578	2,678,879

NOTE 9 —  INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2014	12.31.2013
	ThCh$	ThCh$
Raw materials	74,691,675	64,227,397
Finished goods	27,912,801	25,526,110
Spare parts and supplies	26,213,284	21,960,091
Merchandise	19,981,602	14,713,305
Work in progress	289,740	324,781
Other inventories	3,039,477	2,510,771
Obsolescence provision (1)	(2,400,961)	(3,408,464)
Total	149,727,618	125,853,991

The cost of inventory recognized as cost of sales is ThCh$ 1,081,243,408 and ThCh$ 914,817,748 at December 31, 2014 and 2013, respectively.

(1)             The provision for obsolescence is primarily related more to the obsolescence of parts classified as inventories than finished goods and raw materials.

NOTE 10 —  CURRENT AND DEFERRED INCOME TAXE

For the year ended December 31, 2014, the Company had taxable profits of ThCh$ 64,344,562, comprised of profits with credits for first category income tax amounting to ThCh$53,682,038 and profits without credits amounting to ThCh$ 10,662,524.

10.1                                Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 which amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which should be subsequently ratified by a future General Shareholders Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

•                  The effect of applying the new rate of 21% from January 1, 2014, generated a higher charge to income in the amount of ThCh$180,724.

•                  Regarding the amendments to deferred taxes resulting from rate changes to be applied during the reversal period of differences between the bases of valuation of assets and liabilities by deferred taxes, were recognized on December 31, 2014, according to Circular Letter N° 856 of the SVS with a charge to accumulated earnings, amounting to a total of ThCh$23,615,151.

10.2                                Current tax assets

Current tax payables correspond to the following items:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Monthly provisional payments	5,727,642	3,756,220
Tax credits (1)	297,407	233,477
Total	6,025,049	3,989,697

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

10.3                                Current tax liabilities

Current tax payables correspond to the following items

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Income tax expense	2,931,206	3,679,057
Total	2,931,206	3,679,057

10.4                                Income tax expense

The current and deferred income tax expenses for the years ended December 31, 2014 and 2013 are detailed as follows:

Item	12.31.2014	12.31.2013
	ThCh$	ThCh$
Current income tax expense	16,313,855	31,237,950
Adjustment to current income tax from the previous fiscal year	(547,549)	1,051,182
Withholding tax expense foreign subsidiaries	4,848,794	1,032,620
Property tax expense	784,742	668,111
Other deferred tax expense (income)	(220,675)	(12,281)
Current income tax expense	21,179,167	33,977,582
Income (expense) for the creation and reversal of current tax difference	793,713	(11,001,197)
Other expenses (income) for deferred taxes	46,556	(10,121)
Expense (income) for deferred taxes	840,269	(11,011,318)
Total income tax expense	22,019,436	22,966,264

10.5                                                                      Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	12.31.2014		12.31.2013
Temporary differences (4)	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	1,825,735	50,035,641	1,056,518	49,845,214
Obsolescence provision	1,789,886	—	965,678	—
Employee benefits	3,092,399	—	2,088,002	31,116
Post-employment benefits	82,299	798,459	53,660	109,700
Tax loss carried-forwards (1) and (2)	12,301,624	—	6,889,833	—
Tax Goodwill Brazil	51,257,770	—	58,617,580	—
Contingency provision	29,553,200	—	26,495,935	—
Foreign exchange differences (Foreign Subsidiaries) (3)	—	2,612,804	—	2,456,789
Allowance for doubtful accounts	977,330	—	328,046	—
Tax resulting from holding inventories (Argentina)	1,892,625	—	1,154,458	—
Assets and liabilities for placement of bonds	—	809,091	—	516,364
Lease liabilities	4,441,730	—	3,807,924	11,924
Inventories	—	78,337	425,384	415,379
Distribution rights	—	178,308,862	—	153,253,820
Others	939,033	1,636,584	850,620	1,630,816
Subtotal	108,153,631	234,279,778	102,733,638	208,271,122
Net Liabilities	—	126,126,147	—	105,537,484

(1)    Tax losses associated mainly with our subsidiary in Chile - Embotelladora Andina Chile S.A., which is in the process of implementation of their manufacturing and commercial operations, the amount totals to ThCh$9,994,425 and other minor subsidiaries in Chile ThCh$540,276. Tax losses in Chile do not have an expiration date

(2)    Tax losses associated to our subsidiary Rio de Janeiro Refrescos Ltda. amounting to ThCh$1,766,923 arising during 2014.

(3)    This corresponds to tax incentives in Brazil that consist of a tax withholding reduction that are recorded under income statement, but under tax rules they must be recorded in equity, and cannot be distributed as dividends.

(4)    Balances are increased due to rate changes resulting from the Tax Reform approved in Chile, which is explained in note 10.1.

10.6                                Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	12.31.2014	12.31.2013
	ThCh$	ThCh$

Opening Balance	105,537,484	111,414,626
Increase due to merger	—	6,938,385
Increase (decrease) in deferred tax	(4,931,757)	(12,592,600)
Increase resulting from Tax Reform rates	23,334,999	—
Decrease due to foreign currency translation	2,185,421	(222,927)
Movements	20,588,663	(5,877,142)
Ending balance	126,126,147	105,537,484

10.7                                                                      Distribution of domestic and foreign tax expense

For the years ended December 31, 2014 and 2013, domestic and foreign tax expense are detailed as follows:

Income tax	12.31.2014	12.31.2013
	ThCh$	ThCh$
Current income taxes
Foreign	(15,058,221)	(18,135,554)
Domestic	(6,120,946)	(15,842,028)
Current income tax expense	(21,179,167)	(33,977,582)

Deferred income taxes
Foreign	(2,080,538)	10,509,053
Domestic	1,240,269	502,265
Deferred income tax expense	(840,269)	11,011,318
Income tax expense	(22,019,436)	(22,966,264)

10.8                                Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	12.31.2014	12.31.2013
	ThCh$	ThCh$
Net income before taxes	97,826,874	113,233,488
Tax expense at legal rate (21.0%)	(20,543,643)	—
Tax expense at legal rate (20.0%)	—	(22,646,698)
Effect of a different tax rate in other jurisdictions	(6,916,744)	(8,244,382)

Permanent differences:
Non-taxable revenues	16,795,943	14,908,228
Non-deductible expenses	(7,336,011)	(6,750,973)
Tax effect of tax provided in excess of prior period	(254,185)	—
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(3,764,796)	(232,439)
Adjustments to tax expense	5,440,951	7,924,816

Tax expense at effective rate	(22,019,436)	(22,966,264)
Effective rate	22.5%	20.3%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2014	2013
Chile	21%	20%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 11 —  PROPERTY, PLANT AND EQUIPMENT

11.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	12.31.2014	12.31.2013	12.31.2014	12.31.2013	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	25,522,059	36,544,802	—	—	25,522,059	36,544,802
Land	76,957,848	76,063,090	—	—	76,957,848	76,063,090
Buildings	223,273,615	192,480,646	(51,215,168)	(40,664,034)	172,058,447	151,816,612
Plant and equipment	489,218,564	441,676,692	(235,979,731)	(200,955,598)	253,238,833	240,721,094
Information technology	17,527,911	16,144,001	(12,706,055)	(10,559,816)	4,821,856	5,584,185
Fixed facilities and accessories	34,015,967	45,615,919	(8,960,420)	(12,407,955)	25,055,547	33,207,964
Vehicles	36,966,300	28,724,536	(20,796,517)	(13,602,672)	16,169,783	15,121,864
Leasehold improvements	786,269	770,928	(340,149)	(203,887)	446,120	567,041
Other property, plant and equipment (1)	404,317,216	378,989,105	(265,512,424)	(245,665,949)	138,804,792	133,323,156
Total	1,308,585,749	1,217,009,719	(595,510,464)	(524,059,911)	713,075,285	692,949,808

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at December 31, 2014 and 2013 is detailed as follows:

Other property, plant and equipment	12.31.2014	12.31.2013
	ThCh$	ThCh$
Bottles	62,769,011	71,654,957
Marketing and promotional assets	66,444,241	42,683,677
Other property, plant and equipment	9,591,540	18,984,522
Total	138,804,792	133,323,156

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	:	Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	:	Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	:	Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.
Paraguay	:	Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

11.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2014 and January 1 and December 31, 2013:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2014	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808
Additions	61,749,644	—	2,689,039	46,090,966	403,941	196,726	921,557	—	13,661,737	125,713,610
Disposals	(16,668)	(109,252)	(22,864)	(3,017,160)	(1,296)	(1,940)	(51,126)	—	(1,299,940)	(4,520,246)
Transfers between items of property, plant and equipment	(71,807,784)	—	22,189,920	13,217,587	920,853	(5,762,142)	4,710,288	—	36,531,278	—
Depreciation expense	—	—	(5,510,350)	(37,943,247)	(2,020,178)	(1,818,210)	(4,661,508)	(132,184)	(47,832,641)	(99,918,318)
Increase (decrease) due to foreign currency translation differences	(912,128)	1,004,086	568,887	(1,733,312)	54,839	(766,851)	206,760	11,208	9,964,653	8,398,142
Other increase (decrease)	(35,807)	(76)	327,203	(4,097,095)	(120,488)	—	(78,052)	55	(5,543,451)	(9,547,711)
Total movements	(11,022,743)	894,758	20,241,835	12,517,739	(762,329)	(8,152,417)	1,047,919	(120,921)	5,481,636	20,125,477
Ending balance at December 31, 2014	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2013	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	99,023,742	13,048,106	5,123,731	16,777,829	469,280	479,487	1,097,294	7,535	43,207,810	179,234,814
Disposals	—	(733,044)	(230,659)	(2,198,991)	(213)	(700,111)	—	—	(2,030,783)	(5,893,801)
Transfers between items of property, plant and equipment	(120,904,100)	(182,817)	16,005,001	61,071,686	1,666,511	10,979,455	6,629,711	639,213	24,095,340	—
Transfer to investment property	—	—	—	(1,565,232)	—	—	—	—	—	(1,565,232)
Additions from business combinations (1)	18,282	9,124,967	13,469,878	25,832,574	551,976	—	2,027,699	—	7,692,513	58,717,889
Depreciation expense	—	—	(3,912,718)	(28,448,397)	(1,694,902)	(2,346,228)	(2,153,714)	(89,976)	(42,943,717)	(81,589,652)
Increase (decrease) due to foreign currency translation differences	(3,319,254)	(1,389,534)	(8,451,502)	(5,130,748)	(150,635)	2,412,608	(313,103)	847	(3,345,472)	(19,686,793)
Other increase (decrease)	(9,578)	(939,303)	(1,966,518)	(1,796,976)	(1,058,055)	(2,455,839)	(1,720)	—	(4,590,153)	(12,818,142)
Total movements	(25,190,908)	18,928,375	20,037,213	64,541,745	(216,038)	8,369,372	7,286,167	557,619	22,085,538	116,399,083
Ending balance at December 31, 2013	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808

(1)         Corresponds to balances incorporated as of October 11, 2013, resulting from the acquisition of Companhia de Bebidas Ipiranga, pursuant to the description in Note 3b).

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of December 31, 2014 and December 31, 2013 are detailed as follows:

12.1                                Accounts receivable:

12.1.1                      Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2014	12.31.2013
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	5,629,383	4,958,064
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	359,933	607,913
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	—	2,441,871
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	4,847	20,368
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	290	771
		Total			5,994,453	8,028,987

12.1.2                      Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12.31.2014	12.31.2013
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	24,752	18,765
		Total			24,752	18,765

12.2           Accounts payable:

12.2.1       Current:

			Country of
Taxpayer ID	Company	Relationship	origin	Currency	12.31.2014	12.31.2013
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	14,076,916	11,942,070
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	5,831,334	2,500,343
Foreign	Recofarma do Industrias Amazonas Ltda,	Related to Shareholder	Brazil	Brazilian real	13,482,012	9,613,040
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	6,281,874	4,882,720
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollars	5,354,145	3,489,376
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	10,356,646	10,683,703
Foreign	Socoraba Refrescos S.A.	Associate	Brazil	Brazilian real	—	83,128
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	583,862	230,907
		Total			55,966,789	43,425,287

12.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2014
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	132,201,085
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,112,331
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,143,674
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	5,494,143
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	35,394,840
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	2,210,686
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	12,526,172
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,369,911
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	101,724,406
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,598,422
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	35,118,038
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	112,809,593
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	15,624,972
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,718,878
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	—
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and advertising participation	Chilean pesos	986,989
Foreign	Sorocaba Refrescos S. A.	Associate	Brazil	Purchase of products	Brazilian real	537,948

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2013
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	110,774,146
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	5,429,796
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,646,654
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	5,571,189
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	33,459,965
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	3,373,064
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean peso	2,822,034
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean peso	145,773
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	28,698,682
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,383,113
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Purchase of concentrates	Brazilian real	97,171,997
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Reimbursement and other purchases	Brazilian real	630,511
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brasil	Advertising participation payment	Brazilian real	14,788,823
Foreign	Sorocaba Refrescos S. A.	Associate	Brasil	Purchase of products	Brazilian real	2,788,906
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brasil	Purchase of products	Brazilian real	31,991,055
Foreign	Sistema de Alimentos e Bebidas do Brasil Ltda.	Associate	Brasil	Purchase of products	Brazilian real	24,283,921
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	95,897,878
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,321,031
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	8,534,260
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,406,642
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and marketing expenses recovery	Chilean peso	1,426,307
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	883,534
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	54,441,000
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	54,953,000

12.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Executive wages, salaries and benefits	5,296,344	4,965,149
Director allowances	1,512,000	1,512,000
Contract termination benefits	327,000	—
Accrued benefits during the last five years and paid during the period	1,030,990	196,819
Total	8,166,334	6,673,968

NOTE 13 —  EMPLOYEE BENEFITS

As of December 31, 2014 and 2013, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$14,563,449 and ThCh$8,749,678, respectively.

This liability is included in other non-current non-financial liabilities in the statement of financial position.

Employee benefits expense is allocated between the cost of sales, cost of marketing, distribution costs and administrative expenses.

13.1                                Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Wages and salaries	197,343,949	164,138,911
Employee benefits	47,424,162	36,190,649
Severance and post-employment benefits	7,154,581	4,519,576
Other personnel expenses	12,721,326	9,334,468
Total	264,644,018	214,183,604

13.2                                Number of Employees

	12.31.2014	12.31.2013

Number of employees	16,486	16,587
Number of average employees	16,053	15,913

13.3                                Post-employment benefits

This item represents post employment benefits which are determined as stated in Note 2.17

Post-employment benefits	12.31.2014	12.31.2013
	ThCh$	ThCh$

Non-current provision	8,125,107	8,758,111
Total	8,125,107	8,758,111

13.4                                 Post-employment benefits movement

The movements of post-employment benefits for the periods ended December 31, 2014 and 2013 are detailed as follows:

Movements	12.31.2014	12.31.2013
	ThCh$	ThCh$
Opening balance	8,758,111	7,037,122
Service costs	1,385,620	1,957,686
Interest costs	199,314	133,561
Net actuarial losses	342,990	1,411,030
Benefits paid	(2,560,928)	(1,781,288)
Total	8,125,107	8,758,111

13.5                                Assumptions

The actuarial assumptions used at  December 31, 2014 and 2013 were:

Assumptions	12.31.2014	12.31.2013

Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 años	60 años
Retirement age of men	65 años	65 años

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1                                Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	12.31.2014	12.31.2013	12.31.2014	12.31.2013
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	17,684,657	17,881,972	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2) (3)	Brasil	Brazilian real	14,910,530	17,354,749	8.82%	10.87%
Foreign	Kaik Participacoes Ltda. (2)	Brasil	Brazilian real	1,276,042	1,165,044	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brasil	Brazilian real	238,647	100,874	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brasil	Brazilian real	31,940,337	32,170,760	40.00%	40.00%

	Total			66,050,213	68,673,399

(1)            In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)            In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

(3)            In October 2014, Rio Janeiro Refrescos Ltda., sold the 2.05% stake in Leão Alimentos e Bebidas Ltda. according to volume quotas for US$4,495,771 generating earnings amounting to ThCh$300,816, which were recognized as a credit to results.

14.2                                Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the period ended December 31, 2014 and 2013:

Details	12.31.2014	12.31.2013
	ThCh$	ThCh$
Opening Balance	68,673,399	73,080,061
Investment in Holdfab 2 Soc Participacoes Ltda and SABB in exchange for interest in the new company Leao Alimentos e Bebidas Ltda.	—	(19,349,496)
Increase in interest in new company Leao Alimentos e Bebidas Ltda. By 9.57%	—	18,928,747
Increase of 1.30% participation in Leao Alimentos e Bebidas Ltda. for acquisition of the Compañía de Bebidas Ipiranga, October 11, 2013.	—	2,089,253
Dividends received	(1,590,674)	(2,085,031)
Variation of minimum dividends from equity investees	149,938	22,459
Share in operating income	2,169,272	1,325,518
Unrealized income	85,266	85,266
Other decrease investment in associate (Sale participation in Leon Alimentos y Bebidas Ltda.).	(4,194,955)	(3,704,831)
Deferred tax effect resulting from change in related tax rate in associate	(438,347)	—
Decrease due to foreign currency translation differences	1,196,314	(1,718,547)
Ending Balance	66,050,213	68,673,399

The main movements for the periods ended 2014 and 2013 are detailed as follows:

•             During the year ended December 31, 2014, the Company received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$ 760,037 ( ThCh$ 1,340,492 at December 31, 2013).

•             During the year ended December 31, 2014, Sorocaba Refrescos S.A.  has distributed dividends of ThCh$830,637 (ThCh$744,539 at December 31, 2013).

•             During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda., and Sistema de Alimentos de Bebidas Do Brasil Ltda., into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

14.3 Reconciliation of share of profit in investments in associates:

Details	12.31.2014	12.31.2013
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	2,169,272	1,325,518

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(625,222)	(627,366)
Amortization of Fair Value in Vital Jugos S. A	85,266	85,266
Income Statement Balance	1,629,316	783,418

14.4              Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of December 31, 2014:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	64,887,663	138,474,778	11,272,685	5,184,855	398,795,472
Total liabilities	28,409,885	57,233,278	43	4,588,430	228,729,868
Total revenue	44,960,882	12,099,822	721,375	—	461,349,291
Net income of associate	1,531,727	747,644	721,375	592,085	8,601,678
Reporting date	12/31/2014	11/30/2014	11/30/2014	11/30/2014	11/30/2014

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	December 31, 2014			December 31, 2013
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	719,385,108	—	719,385,108	691,355,453	—	691,355,453
Software	22,591,363	(14,242,229)	8,349,134	21,106,268	(12,308,966)	8,797,302
Water rights	521,234	(74,197)	447,037	532,912	(79,175)	453,737
Total	742,497,705	(14,316,426)	728,181,279	712,994,633	(12,388,141)	700,606,492

(1)         According to note 3 Business Combinations, these assets correspond to the rights to produce and distribute Coca-Cola products in the territories where Embotelladoras Coca-Cola Polar S.A., maintained franchises in Chile, Argentina and Paraguay and in the territories in parts of Sao Paulo and Minas Gerais maintained by Companhia de Bebidas Ipiranga. Such distribution rights are composed as follows and are not subject to amortization:

	12.31.2014	12.31.2013
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Brazil	230,712,143	226,182,916
Paraguay	186,636,782	162,904,834
Argentina	1,730,456	1,961,976
Total	719,385,108	691,355,453

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to December 31, 2014 and December 31, 2013:

	December 31, 2014				December 31, 2013
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	691,355,453	453,737	8,797,302	700,606,492	459,320,270	407,957	4,854,046	464,582,273
Increase due to acquisitions	—	—	—	—	228,359,641	—	1,034,159	229,393,800
Additions	—	—	3,191,059	3,191,059	—	56,000	4,709,903	4,765,903
Amortization	—	(4,365)	(3,048,607)	(3,052,972)	—	(4,948)	(1,747,232)	(1,752,180)
Other increases (decreases)(1)	28,029,655	(2,335)	(590,620)	27,436,700	3,675,542	(5,272)	(53,574)	3,616,696
Ending balance	719,385,108	447,037	8,349,134	728,181,279	691,355,453	453,737	8,797,302	700,606,492

(1)  Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights.

15.2                        Goodwill

Movement in goodwill is detailed as follows:

Year ended December 31, 2014

					Foreign currency
					translation differences
					where functional
			Disposals		currency is different
Operating segment	01.01.2014	Additions	or impairments		from presentation currency	12.31.2014
	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Chilean operation	8,522,488	—	(19,465)		—	8,503,023
Brazilian operation	88,659,503	—	(292,365	)(1)	1,754,919	90,122,057
Argentine operation	11,404,496	—	—		(1,345,771)	10,058,725
Paraguayan operation	7,192,580	—	—		1,047,814	8,240,394
Total	115,779,067	—	(311,830)		1,456,962	116,924,199

Year ended December 31, 2013

					Foreign currency
					translation differences
					where functional
				Disposals	currency is different
Operating segment	01.01.2013	Additions		or impairments	from presentation currency	12.31.2013
	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	19,465		—	—	8,522,488
Brazilian operation	35,536,967	55,255,194	(2)	—	(2,132,658)	88,659,503
Argentine operation	13,837,339	—		—	(2,432,843)	11,404,496
Paraguayan operation	6,915,412	—		—	277,168	7,192,580
Total	64,792,741	55,274,659		—	(4,288,333)	115,779,067

(1) Corresponds to goodwill generated from the adcquisition of Compañía de Bebidas Ipiranga, refer to Note 3.

(2) Corresponds to the final valuation of assets and liabilities acquired at the purchase of Compañia de Bebidas Ipiranga, in accordance to what has been described in Note 3 “Business Combinations”.

15.3  Impairment Test

Management reviews the business performance based on geography.  Goodwill is monitored by management at the operating segment level which includes the Chilean, Brazilian, Argentinian and Paraguayan operations.  Distribution rights are monitored for impairment geographically at the CGU or group of CGUs, which correspond to specific territories for which Coca Cola distribution rights have been acquired.  These CGUs or group of CGUs consists of Chilean Regions, Argentina South, Brazil (Ipiranga territories) and Paraguay.

The recoverable amount of all CGUs and operating segments has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using the estimated average volume growth rates, which do not exceed the long term average growth rates.  Management determined annual volume growth rates, discount rates and local inflation rates for each CGU to be key assumptions. The volume of sales in each period is the main driver for revenue and costs. Annual volume growth rates are based on past performance and management’s expectations of market development. The discount rates used are US Dollar pre-tax rates and reflect specific risks relating to each country of operations.  Local inflation rates are based on available country data and information provided by financial institutions.

The main assumptions used in the calculations, performed at December 31, 2014 (the impairment tests are performed annually):

Country	Volume Growth Rate	Discount Rate	Local Inflation Rate
Argentina	2.9%	32.8%	22.7%
Brazil	2.9%	10.7%	5.2%
Chile	3.7%	8.7%	3.1%
Paraguay	3.8%	12.4%	5.0%

As a result of the annual test there were no impairments identified in any of the CGUs (distribution rights) or reporting segments (goodwill).

The fair value of  Company’s Chilean Regions CGU is approximately equal to net book value.  The distribution rights associated with this CGU were acquired in the Polar acquisition in October 2012. The Chilean Regions CGU is sensitive to expected future growth rates in sales volumes and sales prices, as well as changes in the discount rate, including market and risk premiums. The Chilean Regions CGU’s failure to meet management’s objectives or a future increase in the discount rate could result in future impairment of some or all of the Chilean Regions distribution rights, which were ThCh$ 300,305,727 at December 31, 2014.

NOTE 16 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	12.31.2014	12.31.2013
	ThCh$	ThCh$
Bank loans	41,675,933	70,356,550
Bonds payable	17,623,883	15,589,444
Deposits in guarantee	15,982,913	14,577,572
Derivative contract obligations (see note 21)	4,431,484	1,037,473
Leasing agreements	3,688,227	5,316,216
Total	83,402,440	106,877,255

Non-current	12.31.2014	12.31.2013
	ThCh$	ThCh$
Bank loans	46,414,771	68,086,431
Bonds payable	657,220,248	532,376,302
Derivative contract obligations (see note 21)	—	948,481
Leasing agreements	22,981,421	3,950,845
Total	726,616,440	605,362,059

The fair value of the aforementioned financial liabilities is presented below:

Currrent	Book Value 12.31.2014	Fair Value 12.31.2014	Book Value 12.31.2013	Fair Value 12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Bank Loans (1)	41,675,933	42,604,758	70,356,550	70,110,113
Bonds Payable (2)	17,623,883	18,852,764	15,589,444	16,109,523
Deposits in guarantee (3)	15,982,913	15,982,913	14,577,572	14,577,572
Derivative contract obligations (see note 21)	4,431,484	4,431,484	1,037,473	1,037,473
Total	79,714,213	81,871,919	101,561,039	101,834,681

Non-current	12.31.2014	12.31.2014	12.31.2013	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	46,414,771	41,861,984	68,086,431	66,079,744
Bonds payable (2)	657,220,248	701,322,386	532,376,302	549,592,754
Derivative contract obligations (see note 21)	—	—	948,481	948,481
Total	703,635,019	743,184,370	601,411,214	616,620,979

(1)             The fair values are based on discounted cash flows using market based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of coporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

16.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	12.31.2014	12.31.2013
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	5.76%	5.76%	—	—	—	665,914
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	—	—	—	1,932,039
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Unidades de fomento	At maturity	3.84%	3.84%	—	—	—	23,924,349
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean pesos	Monthly	1.10%	1.10%	7,238	2,395	9,633	38,313
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean pesos	At maturity	6.50%	6.50%	—	—	—	1,887,000
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean pesos	At maturity	5.00%	5.00%	205,000	—	205,000	—
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	Semiannually	4.29%	4.29%	211,137	—	211,137	199,487
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	190,666	468,314	658,980	1,181,591
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	157,591	591,305	748,896	809,756
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	50,904	150,428	201,332	227,753
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.06%	23.06%	853,102	—	853,102	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.38%	23.38%	—	4,587,880	4,587,880	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	At maturity	18.85%	18.85%	—	—	—	5,162,051
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	21,064	39,913	60,977	93,778
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	385,008	1,005,811	1,390,819	85,866
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	73,045
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	51,945	147,005	198,950	197,217
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	22,738
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	82,786	236,498	319,284	274,524
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	48,179	138,658	186,837	184,855
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	8,862,492
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	70,588	140,139	210,727	319,342
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	146,019	399,130	545,149	425,755
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	7,578,030
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine pesos	At maturity	28.00%	28.00%	5,080,638	—	5,080,638	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	83,593	234,157	317,750	382,211
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	83,593	234,157	317,750	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	Monthly	30.25%	30.25%	453,690	—	453,690	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	15.25%	15.25%	79,631	236,522	316,153	91,405
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	23,623
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	VOTORANTIM	Brazil	Brazilian real	Monthly	9.40%	9.40%	32,894	32,894	65,788	128,393
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Brazilian real	Monthly	6.63%	6.63%	—	—	—	2,313,264
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Brazilian real	Monthly	6.60%	6.60%	1,045,057	3,152,076	4,197,133	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	108,275	332,591	440,866	299,997
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Monthly	2.992%	2.992%	—	16,118,096	16,118,096	9,260,831
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	3.06%	3.06%	—	—	—	572,058
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Quarterly	12.41%	12.41%	—	—	—	602,303
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	4.50%	4.50%	174,976	428,302	603,278	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	11.79%	11.79%	—	—	—	2,336,239
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	4.50%	4.50%	—	—	—	190,737
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.00%	7.00%	881,046	2,495,042	3,376,088	9,594
Total												41,675,933	70,356,550

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.1.2  Bank obligations, non-current December 31,2014

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2014
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	4,169,265	3,582,205	1,133,230	65,787	—	8,950,487
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Río	Brazil	Brazilian real	Monthly	7.15%	7.15%	476,272	310,662	158,529	117,869	—	1,063,332
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dólar USA	Monthly	2.992%	2.992%	8,280,509	8,280,509	—	—	—	16,561,018
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	4.50%	4.50%	428,302	—	—	—	—	428,302
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	7.00%	7.00%	3,327,965	3,157,786	3,131,517	3,131,517	820,546	13,569,331
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	14.80%	9.90%	581,022	—	—	—	—	581,022
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	150,428	—	—	—	—	150,428
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	175,174	—	—	—	—	175,174
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	988,071	—	—	—	—	988,071
Foreign	Embotelladora del Atántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	326,400	—	—	—	—	326,400
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	319,305	—	—	—	—	319,305
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	269,432	—	—	—	—	269,432
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	157,737	—	—	—	—	157,737
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	290,509	—	—	—	—	290,509
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	315,363	—	—	—	—	315,363
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	At maturity	4.29%	4.29%	1,949,555	—	—	—	—	1,949,555

														Total	46,414,771

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.1.3  Bank obligations, non-current, December 31, 2013

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	more 5	At
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2013
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Brazilian Real	Monthly	9.40%	9.40%	32,464	32,464	—	—	—	64,928

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	6.63%	6.63%	4,721,649	4,721,649	1,043,036	—	—	10,486,334

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Rio	Brazil	Brazilian Real	Monthly	7.15%	7.15%	391,812	391,811	—	—	—	783,623

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Itaú	Brazil	US$Dollars	Monthly	2.992%	2.992%	3,147,356	3,147,356	11,059,059	11,059,058	—	28,412,829

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian Real	Quarterly	12.41%	12.41%	489,877	489,876	—	—	—	979,753

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Quarterly	11.79%	11.79%	3,062,054	3,062,054	3,062,054	3,062,054	3,827,567	16,075,783

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	4.50%	4.50%	189,654	189,654	21,685	—	—	400,993

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian Real	Monthly	7.00%	7.00%	9,499	9,499	3,958	—	—	22,956

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	198,978	198,978	—	—	—	397,956

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	752,222	752,221	—	—	—	1,504,443

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	119,166	119,165	—	—	—	238,331

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	400,990	400,990	—	—	—	801,980

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	33,940	33,939	—	—	—	67,879

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	65,365	65,365	—	—	—	130,730

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	1,078,063	1,078,062	—	—	—	2,156,125

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	255,770	255,769	—	—	—	511,539

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santanderr Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	268,178	268,178	—	—	—	536,356

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	273,922	273,922	—	—	—	547,844

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank Of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	1,431,997	1,431,997	—	—	—	2,863,994

Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	At maturity	15.25%	15.25%	357.558	357,558	—	—	—	715,116
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Pesos chilenos	At maturity	4.29%	4.29%	193,470	193,469	—	—	—	386,939
	Total														68,086,431

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.2.1        Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	12.31.2014	12.31.2013	12.31.2014	12.31.2013	12.31.2014	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	18,457,970	16,260,180	662,420,327	538,269,015	680,878,297	554,529,195
Expenses of bond issuance and discounts on placement	(834,087)	(670,736)	(5,200,079)	(5,892,713)	(6,034,166)	(6,563,449)
Net balance presented in statement of financial position	17,623,883	15,589,444	657,220,248	532,376,302	674,844,131	547,965,746

16.2.2        Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market. In the month of April 2014, the Company placed series E bonds on the Chilean market for an amount of UF 3,000,000. Following is a detail of the these instruments:

		Face	Unit of	Interest	Final	Interest	Date
	Series	amount	Adjustment	rate	Maturity	Payment	Amortization of capital	12.31.2014	12.31.2013
								ThCh$	ThCh$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	750,000	UF	3.0%	08-15-2017	Semiannually	02-15-2015	6,363,030	6,087,682
SVS Registration N°254 SVS 06.13.2001	B	2,901,125	UF	6.5%	06-01-2026	Semiannually	06-01-2015	4,749,263	4,262,972
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-15-2021	548,679	519,326
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	284,837	303,298
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	1,236,149	1,316,268
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	914,996	—
Yankee Bonds	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	4,361,016	3,770,634
Total current portion								18,457,970	16,260,180

Bonds non-current portion
SVS Registration N°640 SVS 08.23.2010	A	750,000	UF	3.0%	08-15-2017	Semiannually	02-15-2016	12,313,550	17,482,170
SVS Registration N°254 SVS 06.13.2001	B	2,901,125	UF	6.5%	06-01-2026	Semiannually	06-01-2016	67,077,946	67,623,955
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-15-2021	36,940,650	34,964,340
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	24,662,705	23,309,560
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	98,662,919	93,238,240
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	73,881,307	—
Yankee Bonds	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	348,881,250	301,650,750
Total non-current portion								662,420,327	538,269,015

Accrued interest included in the current portion of bonds totaled ThCh$8,122,961 and ThCh$6,550,485 at December 31, 2014 and 2013, respectively.

16.2.3        Non-current maturities

		Year of maturity				Total non- current
	Series	2016	2017	2018	After	12-31-2014
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°640 08.23.2010	A	6,156,775	6,156,775	—	—	12,313,550
SVS Registration N°254 06.13.2001	B	4,652,434	4,954,726	5,276,849	52,193,937	67,077,946
SVS Registration N°641 08.23.2010	C	—	—	—	36,940,650	36,940,650
SVS Registration N°759 08.20.2013	C	—	6,165,641	6,165,640	12,331,424	24,662,705
SVS Registration N°760 08.20.2013	D	—	—	—	98,662,919	98,662,919
SVS Registration N°760 04.02.2014	E	—	—	—	73,881,307	73,881,307
Yankee Bonds	—	—	—	—	348,881,250	348,881,250
		10,809,209	17,277,142	11,442,489	622,891,487	662,420,327

16.2.4        Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2014:

AA          :       ICR Compañía Clasificadora de Riesgo Ltda. rating

AA          :       Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of December 31, 2014 is the following:

BBB       :       Standard&Poors rating

A-                                   :       Fitch Chile Clasificadora de Riesgo Limitada rating.

16.2.5        Restrictions

16.2.5.1 Restrictions regarding bonds placed abroad

On September 26, 2013, Andina issued a bond in the U.S. Market (Yankee Bonds) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

16.2.5.2 Restrictions regarding bonds placed in the local market.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of December 31, 2014 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of  December 31, 2014 is UF2,901 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registered under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2014, Indebtedness Level is 0.88 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of December 31, 2014, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	83,402,440
Other non-current financial liabilities	726,616,440
Total Consolidated Equity	918,997,733

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities.

As of December 31, 2014, this index is 1.59 times

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,149,231,064
Unsecured consolidated liabilities payable	1,350,175,558

Restrictions regarding bond lines registered in the Securities Registrered under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of  the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of  3.00%. As of December 31, 2014, the balance of outstanding capital  is UF 0.750 million

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest  rate of  4.00%. As of December 31, 2014, the balance of outstanding capital  is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of December 31, 2014, Net Financial Debt was 0.79 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this indicator are the following:	ThCh$
Cash and cash equivalent	79,514,434
Other current financial liabilities	83,402,440
Other non-current financial liabilities	726,616,440
Total Consolidated Equity	918,997,733

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities.

As of December 31, 2014, this index is 1.59 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,149,231,064
Consolidated liabilities payable not guaranteed	1,350,175,558

•             Not carry out investments in instruments issued by related parties, nor carry out with these parties any other operations not related to normal business, in conditions that may be more unfavorable to the Issuer regarding those prevailing in the market.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for  the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of December 31, 2014 Net Financial Coverage level is 5.13 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and December 31, 2014	289,739,619
(+) Consolidated financial income between January 1 and December 31, 2014	8,655,623
(-) Consolidated financial expenses between January 1 and December 31, 2014	65,081,431

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into two series.

•             Series C outstanding as of December 31, 2014, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of December 31, 2014 is UF 1.0 million.

•             Series D and E outstanding at December 31, 2014 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The anual interest rates are 3.8% for Series D and 3.75% for Series E. The oustanding capital balance at December 31, 2014 of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Net Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of December 31, 2014, Indebtedness Level is 0.68 times of Consolidated Equity

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this indicaror are the following:	ThCh$
Cash and cash equivalent	79,514,434
Other current financial assets	106,577,042
Other current financial liabilities	83,402,440
Other non-current financial liabilities	726,616,440
Total Consolidated Equity	918,997,733

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities payable.

As of December 31, 2014, this index is 1.59 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of December 31, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,149,231,064
Consolidated liabilities payable not guaranteed	1,350,175,558

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of December 31, 2014 and 2013, the Company complies with all financial collaterals.

16.2.6                     Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On December 31, 2014 these issues belong to Andina, until December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

16.3.1        Derivative contract obligations.

Please see details in Note 21.

16.4.1                      Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Name	Country	Tax,ID	Name	Country	Currency	type	rate	rate	90 días	1 año	12.31.2014	12.31.2013
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	39,290	39,290	78,580	110,098
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	5,939	17,817	23,756	6,971
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	13.00%	133,630	471,475	605,105	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	13.00%	13.00%	79,950	162,869	242,819	1,370,828
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	13.06%	13.06%	72,183	175,661	247,844	246,334
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	12.70%	12.70%	221,575	433,556	655,131	1,594,463
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	12.68%	12.68%	215,864	1,496,888	1,712,752	1,782,674
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	13.49%	13.49%	31,592	16,904	48,496	148,266
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	17,619	56,125	73,744	56,582

										Total	3,688,227	5,316,216

16.4.2  Non-Current liabilities for leasing agreements December 31, 2014

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2014
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	479,460	—	—	—	—	479,460
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	18,881	—	—	—	—	18,881
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	13.00%	1,945,291	17,775,797	—	—	—	19,721,088
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	13.00%	13.00%	43,401	—	—	—	—	43,401
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	13.06%	13.06%	125,635	—	—	—	—	125,635
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	12.70%	12.70%	786,477	—	—	—	—	786,477
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	12.68%	12.68%	1,306,378	—	—	—	—	1,306,378
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	500,101	—	—	—	—	500,101

													Total	22,981,421

16.4.3  Non-Current liabilities for leasing agreements December 31, 2013

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2013
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	824,548	—	—	—	—	824,548
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	53,764	—	—	—	—	53,764
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilian real	Monthly	13.00%	13.00%	192,802	—	—	—	—	192,802
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	13.06%	13.06%	248,187	—	—	—	—	248,187
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	12.70%	12.70%	671,942	—	—	—	—	671,942
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	12.68%	12.68%	1,437,383	—	—	—	—	1,437,383
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	13.49%	13.49%	26,057	—	—	—	—	26,057
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	63,761	71,848	80,960	279,593	—	496,162

													Total	3,950,845

NOTE 17 —   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	12.31.2014	12.31.2013
	ThCh$	ThCh$
Trade accounts payable	160,783,084	162,980,833
Withholdings tax	47,207,050	41,564,170
Others	20,188,978	5,901,295
Total	228,179,112	210,446,298

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

Item	12.31.2014
ThCh$
Maturity within one year	5,377,854
Maturity between one and eight years	2,220,125
Total	7,597,979

Total expenses related to operating leases maintained by the Company as of December 31, 2014 and 2013 amounted to ThCh$4,915,222 and ThCh$5,261,246 respectively

NOTE 18 —  CURRENT AND NON-CURRENT PROVISIONS

18.1                                 Balances

The balances of provisions recorded by the Company at December 31, 2014 and 2013 are detailed as follows:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Litigation (1)	77,812,345	77,812,294
Total	77,812,345	77,812,294

Current	365,832	269,906
Non-current	77,446,513	77,542,388
Total	77,812,345	77,812,294

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 22.1)	12.31.2014	12.31.2013
	ThCh$	ThCh$

Tax Contingencies	68,750,633	73,238,000
Labor Contingencies	4,671,795	4,077,980
Civil Contingencies	4,389,917	496,314
Total	77,812,345	77,812,294

18.2                                 Movements

Movement of provisions is detailed as follows:

	12.31.2014			12.31.2013
Description	Litigation	Others	Total	Litigation	Others	Total
	TCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	77,812,294	—	77,812,294	6,821,165	195,103	7,016,268

Increase due to business combination	—	—	—	70,902,559	—	70,902,559
Additional provisions	—	—	—	—	—	—
Increase (decrease) in existing provisions	1,064,399	—	1,064,399	2,109,425	(195,103)	1,914,322
Payments	(2,403,975)	—	(2,403,975)	(2,201,350)	—	(2,201,350)
Increase (decrease) due to foreign exchange differences	1,339,627	—	1,339,627	180,495	—	180,495
Total	77,812,345	—	77,812,345	77,812,294	—	77,812,294

NOTE 19 —   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Minimum Dividend	695,729	1,451,092
Dividend payable	9,164,842	13,489,949
Employee remuneration payable	14,563,449	8,749,678
Accrued vacations	13,183,296	12,690,387
Other	2,192,222	1,987,728
Total	39,799,538	38,368,834

Current	39,367,048	37,446,336
Non-current	432,490	922,498
Total	39,799,538	38,368,834

NOTE 20 —   EQUITY

20.1                                 Paid-in capital

On August 21, 2013 saw the decline of paid capital as of right for not having alienated third 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, to shareholders exercised their right to retire when it was merged with Embotelladoras  Coca-Cola Polar S.A, thus passing the capital paid a total of ThCh $ 270,759,299 to a total of ThCh$ 270,737,574.

The paid-in capital of the Company totaled ThCh$270,737,574 as of December 31, 2014 and 2013. The distribution and classification is detailed as follows:

20.1.1                       Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2014	2013	2014	2013	2014	2013
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

20.1.2              Equity:

	Subscribed Capital		Paid-in capital
Series	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

20.1.3                       Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

20.2                                 Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April 2014 Annual Shareholders Meeting, the shareholders authorised to pay out of the 2013 earnings one final dividend to complete 30% required by the law 18,046 and 2 additional dividends payments; one in May, 2014 and the other in August, 2014.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 4,059,927 have been realized at December 31, 2014 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 12.31.2014	Amount of accumulated earnings at 12.31.2014
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,524,449)	10,013,674
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	(1,481,482)	4,912,036
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(550,944)	378,616
Deferred taxes complementary accounts	Amortization	(1,414,383)	1,310,833	(103,550)
Total		19,260,703	(4,059,927)	15,200,776

The dividends declared and paid during 2014 and 2013 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2013	May	Additional	2012	12.30	13.53
2013	June	Interim	2013	12.30	13.53
2013	Novembre	Additional	2012	47.00	51.70
2013	December	Interim	2013	13.10	14.41
2014	May	Additional	Retained Earnings	12.37	13.61
2014	May	Final	2013	1.46	1.61
2014	August	Additional	Retained Earnings	12.37	13.61
2014	October	Interim	2014	13.10	14.41
2014	December (*)	Interim	2014	9.00	9.90

(*) As of December 31, 2014 this dividend is yet to be paid and in accordance to the agreements of the Board of Directors held during December 2014, will be available to shareholders beginning January 29, 2015.

20.3           Effect of the Tax Reform in Chile

In accordance to what has been described in Note 10.1, the effects of the amendments in the valuation of deferred taxes resulting from rate changes introduced by Law N°20,780 caused a ThCh$23,615,151 decrease in accumulated earnings.

20.3           Reserves

The balance of other reserves include the following:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(53,285,698)	(81,527,711)
Cash flow hedge reserve	6,125,615	2,258,144
Reserve for employee benefit actuarial gains or losses	(1,237,993)	(1,128,824)
Legal and statutory reserves	5,435,538	5,435,538
Total	378,738,982	346,738,667

20.3.1        Polar acquisition

This amount corresponds to the fair value of the issuance of shares of  Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A..

20.3.2        Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 21).

20.3.3        Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses, that according to IAS 19 amendments must be carried to other comprehensive income.

20.3.4        Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009.

20.3.5        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Brazil	(30,861,504)	(36,125,708)
Argentina	(56,273,418)	(46,087,935)
Paraguay	41,657,749	8,586,782
Exchange rate differences in related companies	(7,808,525)	(7,900,850)
Total	(53,285,698)	(81,527,711)

The movement of this reserve for the fiscal periods ended December 31, 2014 and 2013 respectively is detailed as follows:

Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Brazil	5,264,204	(9,220,656)
Argentina	(10,185,483)	(16,638,937)
Paraguay	33,070,967	8,562,534
Exchange rate differences in related companies	92,325	(675,107)
Total	28,242,013	(17,972,166)

20.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at December 31, 2014 are as follow:

	Non-controlling Interests
	Percentage %	Shareholders Equity	Income
Details	2014	2014	2014
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	13,181	2,014
Andina Empaques Argentina S.A.	0.0209	2,093	536
Paraguay Refrescos S.A.	2.1697	5,996,843	400,771
Vital S.A.	35.0000	8,910,290	(286,878)
Vital Aguas S.A.	33.5000	1,948,634	21,517
Envases Central S.A.	40.7300	4,832,197	179,243
Total		21,703,238	317,203

20.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	12.31.2014
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	35,948,035	39,542,200	75,490,235
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	75.95	83.55	79.75

	12.31.2013
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	42,373,551	46,609,127	88,982,678
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	89.53	98.48	94.01

NOTE 21 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative instruments at December 31, 2014 and 2013:

21.1                Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit.

As of December 31, 2014, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$ 53,574, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$8,459,531 at December 31, 2014 which is presented in other financial assets non-current. In addition, the excess value of the derivative above the hedged items of ThCh$ 639,447 (ThCh$ 1,371,220 in 2013) has been recognized within other equity reserves as of December 31, 2014. The amount of income recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$ 1,632,629 at December 31, 2014 (ThCh$ 3,128,270 at December 31, 2013).

b)     Cross Currency Swaps associated with US Bonds

At December 31, 2014, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in an asset of ThCh$42,547,508 at December 31, 2014, which is presented as other financial assets non-current.  In addition excess value of the derivative above the hedged items of ThCh$5,861,704 has been recognized within other equity reserves as of December 31, 2014. The ineffective portion amount of ThCh$5,995,530 (ThCh$559,875 at December 31, 2013) associated with this hedge was recorded in other gains and losses.

The amount of net earnings recognized in income  for financial liabilities in U.S. dollars and those declared as effective that were neutralized by the recycling of capital derivative contracts amounted to ThCh$16,427,083 (ThCh$1,421,253 in 2013).

21.2                Derivatives accounted for as financial assets and liabilities at fair value through profit and loss:

In 2012, 2013 and 2014, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during the years 2013,2014 and 2015. The total amount of outstanding forward contracts were US$125.1 million at December 31, 2014 (US$103.3 million at December 31, 2013). These agreements were recorded at fair value, resulting in a net gains of ThCh$196,009 for the period ended December 31, 2013 (net gains of ThCh$ 1,711,816 at December 31, 2013). The fair value of these derivative contracts is an asset of ThCh$ 2,871,333 and liability of ThCh$ 4,431,484  at December 31, 2014 (assets of ThCh$1,949,958 and liabilities of ThCh$1,985,954 at December 31, 2013). The agreements that ensure future flows of foreign currency have been designated as hedge beginning August 1, 2014, following hedge accounting as of that date, at December 31, 2014, as a result of this methodology the Company registered a net balance of ThCh$ 375,536 as a capital decrease associated with the fair value of existing contracts. Futures contracts that ensure prices of future materials have not been designated as hedge agreements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

These derivative contracts do not qualify for hedge accounting and are accounted for as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts of ThCh$53,878,373 and liabilities to ThCh$4,431,484 at December 31, 2014 (assets for ThCh$11,264,459 and liabilities for ThCh$1,985,954 at December 31, 2013). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :          quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:             Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the period ended  December 31, 2014, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at December, 31 2014
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	2,871,333	—	2,871,333
Other non-current financial assets	—	51,007,240	—	51,007,240
Total assets	—	53,878,573	—	53,878,573
Liabilities
Current liabilities
Other current financial liabilities	—	4,431,484	—	4,431,484
Total liabilities	—	4,431,484	—	4,431,484

	Fair Value Measurements at December, 31 2013
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	3,342,172	—	3,342,172
Other non-current financial assets	—	7,922,287	—	7,922,287
Total assets	—	11,264,459	—	11,264,459
Liabilities
Current liabilities
Other current financial liabilities	—	1,037,473	—	1,037,473
Other non-current financial liabilities	—	948,481	—	948,481
Total liabilities	—	1,985,954	—	1,985,954

NOTE 22 —   CONTINGENCIES AND COMMITMENTS

22.1                                 Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)                Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,430,150. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$1,055,127 to guaranty judicial liabilities.

2)                 Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$76,016,363. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of Decemberr 31, 2014 and 2013 amounted to ThCh$113,574,536 and ThCh$114,126,292 respectively

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga totaling approximately R$1,379,707,155.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has net recorded a provision on these matters.

Notwithstanding the above, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish that contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 200.6 million equivalent to ThCh$44,939,519. (ThCh$45,822,657 in currency of December 31, 2014)

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 126.3 million equivalent to ThCh$ 28,298,481. (ThCh$28,850,456 in currency of December 31, 2014)

3)        Embotelladora Andina S.A., faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$365,832. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors

22.2                                 Direct guarantees and restricted assets:

Guarantees and restricted December 31, 2014 and 2013 are detailed as follows:

Guarantees that compromise assets including in the financial statements:

Provided by			Committed assets		Carrying at	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	12.31.2014	12.31.2014	12.31.2013	2014	2015
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Diverse suppliers	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Other debtors	—	—	21,172	—	—
Bodega San Francisco	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	6,788	6,788	6,788	—	6,788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	1,140	1,140	1,140	—	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	3,416	3,416	3,416	—	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	3,508	3,508	3,508	—	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Cash and cash equivalents	4,579	4,579	3,216	—	4,579
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Cash and cash equivalents	2,565	2,565	1,000	—	2,565
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	15,017,759	15,017,579	17,537,735	—	15,07,759
Diversos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	15,817,942	15,817,942	15,554,926	—	15,817,942
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current, non-financial assets	6,944,052	6,944,052	6,550,967	—	6,944,052
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	75,794,783	75,794,783	74,306,829	—	75,794,783
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	1,419	1,419	1,741	—	1,419
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	2,129	2,129	2,611	—	2,129
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	9,170	9,170	11,249	—	9,170
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	25,544	25,544	31,334	—	25,544
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	1,522	1,522	1,867	—	1,522
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	385,720	385,720	473,149	—	385,720
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	3,017	3,017	3,701	—	3,017
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	979,627	979,627	10,828	—	979,627
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	6,334	6,334	1,201,674	—	6,334
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	12,772	12,772	—	—	12,772
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other current financial assets	39,524	39,524	—	—	39,524
Locadores varios	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other current financial assets	10,710	10,710	—	—	10,710
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Import machinery	Other current financial assets	9,924	9,924	—	—	9,924
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	8,300	8,300	—	—	8,300
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	17,332	17,332	—	—	17,332
Banco Santander Rio	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	943,434	943,434	—	—	943,434
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	1,036,261	1,036,261	—	—	1,036,261
Banco HSBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	148,666	148,666	—	—	148,666
Banco Industrial	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	813,969	813,969	—	—	813,969
Banco ICBC	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	160,501	160,501	—	—	160,501
Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other current financial assets	1,729,820	1,729,820	—	—	1,729,820

					119,942,227

Guarantees provided without obligation of assets included in the financial statements:

Provided by			Committed assets		Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	12.31.2014	12.31.2013	2014	2015
					ThCh$	ThCh$	ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	546,075	472,149	—	546,075
Central de Restaurantes Aramark Ltda.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	243,515	—	—
Echeverría, Izquierdo Ingeniería y Construcción,	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	515,348	487,776	—	515,348
Rabdstad Chile S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	640,000	—	640,000	—
Vigaflow S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	472,149	—	—
Transpores Vic Ben	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	472,149	—	—
Processos trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	567,285	556,149	—	567,285
Processos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2,041,360	2,001,285	—	2,041,360
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	86,750	85,047	—	86,750
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	9,632,911	9,174,320	—	9,632,911
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	1,246,117	204,520	—	1,246,117

NOTE 23 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of December 31, 2014, the Company carried all of its debt liabilities at a fixed rate, variability factors are given by the currencies in which they are set: UF and US$ (are variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greatest indebtedness corresponds to bonds of own issuance; the portion of bonds issued in the local market are denominated in Unidades de Fomento, indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile would have generated a UF variation of 6.65% during the period between January 1 and December 31, 2014 (instead of 5.65%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$3,159,754.

There are also bonds of own issuance amounting to US$575 million, which are hedged against the fluctuation of the U.S. dollar with cross currency swap agreements.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of December 31, 2014, the Company maintains a net investment of ThCh$85,655,296 in Argentina, composed by the recognition of assets amounting to ThCh$226,749,411 and liabilities amounting to ThCh$141,094,115. These investments reported 25.7% of the Company’s consolidated sales revenues.

As of December 31, 2014, the Argentine peso devalued 11.8% with respect to the Chilean peso

There are currently exchange restrictions in Argentina and a parallel foreign exchange market with a higher exchange rate than the official exchange rate.

If the official exchange rate in Argentina devalued reaching the informal rate of $ 13.7 (42.7% devaluation), the Company would have lower income from the operations in Argentina of ThCh$4,149,218, and a decrease in equity of ThCh$26,340,652, originated by lower asset recognition of ThCh$67,573,563 and lower liabilities recognition of ThCh$41,232,911.

a.2 Investment in Brazil

As of December 31, 2014, the Company maintains a net investment of ThCh$278,292,133 in Brazil, composed by the recognition of assets amounting to ThCh$797,796,613 and liabilities amounting to ThCh$519,504,480. These investments reported 39.8% of the Company’s consolidated sales revenues.

As of December 31, 2014, the Brazilian Real apreciated 2.0% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real apreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operation in Brazil of ThCh$3,024,991, and a increase in equity of ThCh$13,012,915, originated by higher asset recognition of ThCh$37,734,122 and a higher liabilities recognition of ThCh$24,721,207.

a.3 Investment in Paraguay

As of December 31, 2014, the Company maintains a net investment of ThCh$276,385,512 in Paraguay, composed by the recognition of assets amounting to ThCh$320,080,134 and liabilities amounting to ThCh$43,694,622. These investments reported 7.2% of the Company’s consolidated sales revenues.

As of December 31, 2014, the Paraguayan Guarani appreciated 14.6% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní apreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operations in Paraguay of ThCh$4,514,068, and an increase in equity of ThCh$11,805,902, originated by higher asset recognition of ThCh$13,952,118  and greater liabilities recognition of ThCh$2,146,216.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of December 31, 2014, the Company maintains a net liability position totaling ThCh$380,173,635, basically composed of obligations with the public and bank liabilities for ThCh$385,921,380 offset partially by financial assets denominated in dollars for ThCh$5,747,745.

Of total financial liabilities denominated in US dollars, ThCh$32,679,114 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other and ThCh$353,242,266 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of December 31, 2014 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$2,713,995.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. US$111.7 million for future purchases have been hedged as of December 31, 2014.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$4,410,105 as of December 31, 2014. Currently, the Company has contracts to hedge this effect in Argentina, Brazil and Chile.

d) Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used in the past. The possible effects that exist in the present consolidated financial statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the period ended December 31, 2014 of approximately ThCh$9,455,581. To minimize the risk often supply contracts and anticipated purchases are made when market conditions warrant. Also been used commodity derivative instruments by $13.4 million.

e) Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents our contractual and commercial obligations as of December 31, 2014:

	Maturity
Item	1 year	More 1 year up to 2	More 2 years up to 3	More 3 years up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	36,664,355	23,301,495	15,578,820	1,514,816	—
Bonds payable	41,746,599	41,563,261	47,483,291	40,975,386	820,165,956
Operating lease obligations	8,330,983	1,686,336	1,212,946	1,374,541	1,175,175
Purchase obligations	194,471,800	41,201,103	11,656,865	113,525,381	353,997
Total	281,213,737	107,752,195	75,931,922	157,390,124	821,695,128

NOTE 24 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2014	01.01.2013
Details	12.31.2014	12.31.2013
	ThCh$	ThCh$
Direct production costs	841,172,891	709,805,149
Payroll and employee benefits	264,644,018	214,183,604
Transportation and distribution	172,927,314	153,775,697
Marketing	48,109,609	45,729,107
Depreciation and amortization	102,966,925	83,336,884
Repairs and maintenance	34,374,318	29,869,212
Other expenses	146,232,108	113,697,218
Total	1,610,427,183	1,350,396,871

NOTE 25 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2014	01.01.2013
Details	12.31.2014	12.31.2013
	TCh$	ThCh$

Gain on disposal of property, plant and equipment	2,533,546	3,345,299
Adjustment of judicial deposit (Brazil)	2,773,068	2,048,403
Earnings from sale of ownership interest in Leao Junior	300,816	—
Others	1,136,261	1,040,318
Total	6,743,691	6,434,020

NOTE 26 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2014	01.01.2013
Details	12.31.2014	12.31.2013
	ThCh$	ThCh$

Disposal and write-off of property, plant and equipment	5,812,123	7,546,982
Tax on bank debits	6,130,568	6,189,979
Fiscal Credit Provision (Brazil)	—	1,970,894
Judicial Deposits Provision (Brazil)	—	1,255,090
Non-operating fees	934,646	2,560,619
Distribution restructuring project (Chile)	—	3,148,187
Contingencies	2,567,561	4,510,908
Donations	2,034,119	582,000
Merger expenses	—	772,689
Others	1,112,254	1,924,749
Total	18,591,271	30,462,097

NOTE 27 —  FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2014	01.01.2013
Description	12.31.2014	12.31.2013
	ThCh$	ThCh$

Interest income	7,770,198	4,497,802
Other interest income	885,425	475,510
Total	8,655,623	4,973,312

a)             Finance expenses

	01.01.2014	01.01.2013
Description	12.31.2014	12.31.2013
	ThCh$	ThCh$

Bond interest	44,917,601	12,441,966
Bank loan interest	15,029,145	14,283,636
Other interest costs	5,134,685	2,218,421
Total	65,081,431	28,944,023

NOTE 28 —  OTHER GAIN AND (LOSSES)

Other gains and (losses) are detailed as follows:

	01.01.2014	01.01.2013
Details	12.31.2014	12.31.2013
	ThCh$	ThCh$

Restructuring of operations (new Renca plant)	—	(94,143)
Gains (loss) on derivative transactions raw materials	196,009	1,711,816
Losses on ineffective portion of hedge derivatives (1)	(5,995,530)	(559,875)
Previous year allownace reversals	1,411,030	—
Other income and (expenses)	(3,614)	(317,425)
Total	(4,392,105)	740,373

(1)         See note 21 (b).

NOTE 29 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$8,825,599 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Year ended 2014		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	788,373	—	—	—
Argentina	1,258,397	—	1,804,605	—
Brazil	1,727,599	4,888,812	2,184,684	1,191,708
Paraguay	97,243	65,175	—	27,389
Total	3,871,612	4,953,987	3,989,289	1,219,097

NOTE 30 -  AUDITOR’S FEES

Details of the fees paid to the external auditors are as follows:

	01.01.2014	01.01.2013
Description	12.31.2014	12.31.2013
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	755,423	792,525

NOTE 31 —  SUBSEQUENT EVENTS

On January 29, 2015 a dividend was paid on interim character, which amounted to Ch$9.00 for each share of Series A and Ch$9.90 for each share of Series B.

Except as provided above there are no subsequent events that may significantly affect the Company’s consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, March 17, 2015